UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 11, 2006, NTS Realty Holdings Limited Partnership (the "Company") filed a Current Report on Form 8-K to report that it issued a press release announcing the effectiveness of an Amended and Restated Loan Agreement in connection with its existing $30.0 million loan from Northwestern Mutual Life Insurance Company, and a Note, Mortgage and other related documents in connection with its existing approximately $35.5 million loan from National City Bank. These agreements effectuate an exchange of collateral under the loans. The Company hereby amends its Current Report on Form 8-K dated October 11, 2006, to file execution copies of the aforementioned material agreements.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:

Exhibit No.	Description
10.1	Amended and Restated Loan Agreement
10.2	Mortgage
10.3	Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: October 23, 2006

AMENDED AND RESTATED
MASTER LOAN AGREEMENT

Loan No. 337158

AMENDED AND RESTATED
MASTER LOAN AGREEMENT

THIS AMENDED AND RESTATED MASTER LOAN AGREEMENT (this "Agreement") is made as of the 4th day of October, 2006, between NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership ("Borrower"), whose mailing address is 10172 Linn Station Road, Louisville, Kentucky 40223, and THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, a Wisconsin corporation, whose mailing address is 720 E. Wisconsin Avenue, Milwaukee, WI 53202 (the "Lender").

RECITALS

WHEREAS, Northwestern is the owner of a certain Promissory Note executed by Borrower on March 7, 2005 in the original principal amount of Thirty Million Dollars ($30,000,000.00) (the "Note");

WHEREAS, on March 7, 2005 Northwestern and Borrower entered into a Master Loan Agreement (the "Original Master Loan Agreement") which Original Master Loan Agreement is being amended and restated by this Amended and Restated Master Loan Agreement dated as of the date hereof; and

WHEREAS, Borrower is now exercising its rights to a substitution of collateral property pursuant to the Original Master Loan Agreement, to substitute the Castle Creek Apartments and the Lake Clearwater Apartments, which property is more particularly described in this Agreement, for and in place of all of the existing properties that make up the collateral for the Loan (the "Substitution"), as further described in the Original Master Loan Agreement;

AND WHEREAS, Northwestern has agreed to amend certain terms of the Original Master Loan Agreement.

NOW THEREFORE, in consideration of the above and for other good and valuable consideration, Borrower and Lender hereby agree as follows:

1.   **Property Identification.** The Note is secured by the Lien Instrument and Absolute Assignment encumbering the following Property (the "Property"):

(A)   the "Castle Creek Property" in Marion County, Indiana, as described in **Exhibit A-1** attached hereto and hereby incorporated in this Agreement;

(B)   the "Lake Clearwater Property" in Marion County, Indiana, as described in **Exhibit A-2** attached hereto and hereby incorporated in this Agreement;

as further described herein (hereinafter, the Castle Creek Property and the Lake Clearwater Property are each sometimes referred to as a "Project" and collectively as the "Projects");

"Loan Documents" means this Instrument, the Indiana Mortgage and Security Agreement of even date herewith between Borrower and Lender (the "Lien Instrument"), the Promissory Note dated March 7, 2005 by and between Borrower and Lender as amended by that certain First Amendment to Promissory Note of even date hereof (the "Note"), that certain Loan Application dated December 8, 2004 from Borrower to Lender and that certain acceptance letter issued by Mortgagee dated January 24, 2005 (together, the "Commitment"), that certain Indiana Absolute Assignment of Leases and Rents of even date herewith between Borrower and Lender (the "Absolute Assignment"), that certain Indiana Certification of Borrower of even date herewith, Limited Partnership Supplement dated contemporaneously herewith, any other supplements and authorizations required by Lender and any other agreement entered into or document executed by Borrower and delivered to Lender in connection with the indebtedness evidenced by the Note, except for that certain Indiana Environmental Indemnity Agreement of even date herewith given by NTS Realty Holdings Limited Partnership, a Delaware limited partnership, to Lender (the "Environmental Indemnity Agreement"), as any of the foregoing may be amended from time to time.

2.   **Release and Substitution of Property:** Upon Borrower's prior written request and provided that there is no default in the terms and conditions of any of the Loan Documents, Borrower may upon not less than sixty (60) days prior written notice (the "Substitution Notice"), substitute a Project or Projects, (the "Substitute Project(s)") for portions of the Property (up to a maximum of two (2) Projects currently subject to the Lien Instrument (the "Replaced Project" or the "Release Project(s)") to be released from the lien of the Lien Instrument and replaced with Substitute Projects (the "Substitute Property") subject to the following:

(A)   Payment of a nonrefundable service fee for each substitution to be submitted with each written Substitution Notice (i.e., Borrower's request for release and substitution). For each Substitute Project, the service fee will be $25,000.00.

NML   2   337158-2

(B)   Payment of a release fee equal to one percent (1.0%) of the Allocated Loan Amount as defined in Section 4 below, adjusted to reflect amortization of principal that has occurred since the date of the initial advance of funds by Lender. Notwithstanding the preceding, the release fee shall not exceed $100,000.00 per Project.

(C)   The property to be released (the "Release Project(s)") shall consist of not less than one Project as defined in Section 4 below.

(D)   No more than two (2) substitutions or releases of collateral shall have been completed in the prior twelve (12) month period.

(E)   The Substitute Project is owned one hundred percent (100%) by Borrower, title to the Substitute Project(s) shall be satisfactory to Lender's legal counsel, and the requirements set forth in the condition entitled **Title Insurance** contained in the Commitment, shall be met with respect to the Substitute Projects prior to closing on the release and substitution. A title policy, satisfactory to Lender, shall be issued to Lender insuring the interest of Lender to be a first and valid lien on the Substitute Project(s). The title policy shall contain a tie-in endorsement and as long as Borrower holds title to the Substitute Project(s), shall not contain a so-called Creditor's Rights exception or other exception related to fraudulent conveyance. The cost of such title policy shall be borne by the Borrower. Lender shall receive a first lien on the Substitute Project(s), satisfactory to Lender. The date of delivery and recordation of the lien instrument for the Substitute Project(s) shall be the Substitution Date, and the transaction to permit a Substitute Project(s) to replace the Release Project(s) is sometimes referred to herein as a "Substitution".

(F)   At least 30 days prior to closing on the release and substitution, Borrower shall furnish four copies of a recently certified as-built survey, complying with the requirements set forth in the condition entitled **Survey** contained in the Commitment with respect to the Substitute Project(s).

(G)   The physical and environmental condition of the Substitute Property shall be satisfactory to Lender in its sole and absolute discretion. Borrower shall prepay the estimated cost (to be determined by Lender) of the Consultant's Report and Environmental Report. Said reports shall be satisfactory to Lender with respect to the Substitute Project(s) based on the requirements set forth in the conditions entitled **Consultant Services** and **Environmental Engineer's Report** contained in the Commitment.

(H)   The Substitute Project(s) shall be acceptable to Lender in all respects, in Lender's sole and absolute discretion. The Substitute Project(s) shall be similar projects

337158-2

(e.g., office, retail, medical office, office/warehouse, and/or garden apartments) at least equal to the Release Property in each of the following respects, as determined (to the extent applicable) by Lender in its sole and absolute discretion:
(i) appraised value; (ii) stability of cash flow; (iii) tenant credit, quality, and diversification; and (iv) location quality and diversification.

(I)   The then current Net Income Available For Debt Service (as hereinafter defined) (the "NIADS") for the Substitute Project (adjusted to reflect gross rental income based on the lower of the prior twelve month actual results or the current rent roll annualized; neither to exceed that which would be earned from the rental of ninety percent (90%) of the net rentable area of the Substitute Project(s)) shall be at least one hundred five percent (105%) of the then current NIADS of the Release Project(s) and the NIADS originally allocated to the Release Project(s) at the Loan Closing Date (as defined in the Commitment).

(J)   The Substitute Project(s) shall meet all of the conditions to closing set forth herein as if said Substitute Project(s) were part of the original security for the Indebtedness.

(K)   Borrower shall deliver such amendments and reaffirmations of the Loan Documents executed by Borrower as Lender may require to effectuate the substitution of the Substitute Project(s) for the Release Project(s). Upon completion of the Substitution, the Substitute Project(s) shall be included in this instrument and the Release Project(s) shall be released; and

(L)   Lender shall receive an update to the legal opinion(s) required under the condition entitled **Legal Opinions** contained in the Commitment with respect to the Substitute Project(s) and the amendments and reaffirmations referenced in subsection (K) above. Upon completion of the Substitution, the Substitute Project(s) shall be included in this instrument and the Release Project(s) shall be released

3.   **Partial Release.** Upon Borrower's written request, up to one (1) releases (the "Release" or "Releases") for the release of up to one (1) Project (in the aggregate) shall be allowed under this instrument at any time during the term of the Note, provided no Event of Default (as defined in the Lien Instrument) has occurred and is continuing. These Releases shall be subject to the following terms and conditions:

        A.   Payment of a release fee equal to $25,000.00 per Project released (or to be released);

B. Each Release shall consist of not less than one entire Project and, in all instances, shall consist of entire Projects (not portions thereof); and

C. Payment to Lender toward the unpaid principal balance of the Note, an amount equal to:

> the then unpaid principal balance of the portion of the Note allocated to the Project(s) being released multiplied by One Hundred Ten Percent (110%).

Said payment shall be applied to the Promissory Note.

D. For any Release, payment to Lender of a prepayment fee on such principal prepaid calculated in the manner set forth in the Note. Said payment shall be applied to the Promissory Note evidencing the Indebtedness, as Lender may determine.

E. Debt Service Coverage (as hereinafter defined) immediately following the partial release and payment required under this Condition shall equal or exceed 1.40X Debt Service Coverage using then current underwriting. The Debt Service Coverage will be calculated on an amortizing basis whether or not amortization is actually required on the Indebtedness at the time of the release.

F. No more than one Release per twelve (12) month period will be allowed.

G. Borrower furnishing Lender, at Borrower's sole cost, with a partial release title endorsement and/or title update in a form satisfactory to Lender.

4. **Property/Project Allocated Loan Amount**. The following schedule allocates Note proceeds to the Projects/Properties:

PROPERTY/ PROJECT NAME	ORIGINAL ALLOCATED LOAN AMOUNT	ALLOCATED PERCENTAGE
Lake Clearwater Property – Indianapolis, Indiana	$ 13,301,936.00	45.76%
Castle Creek Property – Indianapolis, Indiana	$ 15,767,746.00	54.24%
Totals	$ 29,069,682.00	100.00%

5.   **Prohibition on Transfer/One-Time Transfer**. The present ownership and management of the Property is a material consideration to Lender in making the loan secured by the Lien Instrument, and, except as specifically permitted hereunder, Borrower shall not (i) convey title to all or any part of the Property, (ii) enter into any contract to convey (land contract/installment sales contract/contract for deed) title to all or any part of the Property which gives a purchaser possession of, or income from, the Property prior to a transfer of title to all or any part of the Property ("Contract to Convey") or (iii) cause or permit a Change in the Proportionate Ownership (as hereinafter defined) of Borrower. Any such conveyance, entering into a Contract to Convey or Change in the Proportionate Ownership of Borrower shall constitute a default under the terms of the Lien Instrument.

For purposes of this instrument, a "Change in the Proportionate Ownership" means in the case of a corporation, a change in, or the existence of a lien on, the ownership of the voting stock of such corporation; in the case of a trust, a change in, or the existence of a lien on, the beneficial ownership of such trust; in the case of a limited liability company, a change in the ownership of, or the existence of a lien on, the limited liability company interests of such limited liability company; in the case of a partnership, a change in the ownership of, or the existence of a lien on, the partnership interests of such partnership.

The continuing ownership and influence of J.D. Nichols and Brian F. Lavin is an important factor to Lender. Accordingly, notwithstanding the above but subject to the proviso set forth below, Lender shall not consider a change in the limited partners of Borrower and/or the existence of a lien on a limited partnership interest to be a Change in the Proportionate Ownership of Borrower; provided, however, that Lender shall consider a change in or a lien on the limited partnership interests held by J.D. Nichols, Brian F. Lavin, the Nichols Family (as defined below) or the Lavin Family (as defined below) to be a Change in the Proportionate Ownership of Borrower. Further, notwithstanding the foregoing, Lender shall not withhold its consent to a Change in the Proportionate Ownership of Borrower provided that the change consists solely of a transfer of ownership interests in the Borrower to or among the following:

(i)   the Nichols Family;
(ii)   the Lavin Family; and/or
(iii)   the then current employees (at the time of any such transfer of ownership interest in the Borrower) of;

(a) Borrower; and/or
(b) NTS Development Company, a Kentucky corporation, for so long as NTS Development Company continues to act as the management company for the Property;

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provided, however, that the following is true immediately after such transfer and continues to be true at all times thereafter:

(I) J. D. Nichols, Brian F. Lavin, the Nichols Family and/or the Lavin Family continue to own, directly or indirectly, greater than a 51% minimum lien-free interest in NTS Realty Capital, Inc., a Delaware corporation and NTS Realty Capital, Inc., a Delaware corporation is the managing general partner of Borrower;

(II) J. D. Nichols, Brian F. Lavin, the Nichols Family and/or the Lavin Family continue to own, directly or indirectly, greater than a 51% minimum lien-free interest in NTS Realty Partners, LLC, a Delaware limited liability company; and

(III) there are no other general partners of Borrower other than NTS Realty Capital, Inc. and NTS Realty Partners, LLC.

For purposes hereof, the "Nichols Family" shall mean J. D. Nichols, his/her spouse, his/her descendants and their spouses, any trusts or estates for the benefit of said parties, and any entities owned and controlled (ownership and voting interests in excess of 51%) by said parties.

For purposes hereof, the "Lavin Family" shall mean Brian F. Lavin, his/her spouse, his/her descendants and their spouses, any trusts or estates for the benefit of said parties, and any entities owned and controlled (ownership and voting interests in excess of 51%) by said parties.

Notwithstanding the above, provided there is then no default in the terms and conditions of any Loan Document and upon the prior written request from Borrower, Lender shall not withhold its consent to a one-time transfer of all but not less than all of the Property, provided:

(i) The Property shall have achieved Debt Service Coverage (as hereinafter defined) of at least 1.40X for the last full fiscal year and there are no junior liens on the Property;

(ii) The transferee or an owner of the transferee (the "Creditworthy Party") has a net worth determined in accordance with generally accepted accounting principles of at least $100 million with cash and cash equivalents of at least $5 million after funding the equity needed to close the purchase and a minimum overall real estate portfolio debt service coverage ratio of 1.30X for the prior 12 month period.

(iii)   The transferee or the Creditworthy Party is experienced in the ownership and management of at least 1,000 units of apartment buildings;

(iv)   Neither the transferee nor the Creditworthy Party is subject to any bankruptcy, reorganization or insolvency proceedings or any criminal charges or proceedings and is not a current or past litigant, plaintiff or defendant in any suit brought against or by Lender;

(v)   Pursuant to written documents prepared by and satisfactory to Lender, the transferee assumes and the Creditworthy Party guarantees all the obligations and liabilities of Borrower under the Loan Documents, whether arising prior to or after the date of the transfer of the Property, and Lender receives a satisfactory enforceability opinion with respect thereto from counsel approved by Lender; provided, however, that if an environmental report in a form satisfactory to Lender has been obtained prior to the transfer, then and in such event the transferee and Creditworthy Party shall not be obligated to guarantee the obligations and liabilities under the Environmental Indemnity Agreement by and between Lender and Borrower and dated as of the date hereof, arising prior to the date of the transfer.

(vi)   The Creditworthy Party executes Lender's then current form of Guarantee of Recourse Obligations, the Creditworthy Party and the transferee execute Lender's then current form of Environmental Indemnity Agreement, and Lender receives a satisfactory enforceability opinion with respect to the foregoing from counsel approved by Lender;

(vii)   An environmental report, which meets Lender's then current requirements and is updated to no earlier than 90 days prior to the date of transfer, is provided to Lender at least 30 days prior to the date of transfer and is satisfactory to Lender at the time of transfer;

(viii)   Borrower (i) shall remain liable under the Environmental Indemnity Agreement except for acts or occurrences after the date of transfer of the Property; and (ii) shall, except as provided in (i), be released from all obligations and liabilities under the Loan Documents;

(ix)   Lender receives an endorsement to its policy of title insurance, satisfactory to Lender, insuring Lender's lien on the Property as a first and valid lien on the Property subject only to liens and encumbrances theretofore approved by Lender;

(x)   Pursuant to a written document prepared by and satisfactory to Lender, the transferee (i) acknowledges that, in furtherance and not in limitation of clause (v) above, it shall be bound by the representation and warranty contained in the Condition in the Lien Instrument entitled **"Business Restriction Representation and Warranty"** and (ii) certifies that such representation and warranty is true and correct as of the date of transfer and shall remain true and correct at all times during the term of the Note; and

(xi)   The outstanding balance of the Indebtedness at the time of the transfer is not more than 58% of the gross purchase price of the Property.

If the transferee shall satisfy the financial requirements set forth in subparagraph (ii) above, all references to the Creditworthy Party in clauses (iii) through (vi) above shall be deemed deleted.

Notwithstanding any other language contained herein, Borrower and Lender agree that the underlying ownership structure of a particular transferee may cause Lender to determine that the definition of Change in the Proportionate Ownership of such transferee does not adequately address Lender's underlying ownership concerns for such transferee, and accordingly, Lender reserves the right to amend the definition of Change in the Proportionate Ownership as it applies to a particular transferee.

If Borrower shall make a one-time transfer pursuant to the above conditions, Lender shall be paid a fee equal to one-half of one percent (.5%) of the then outstanding balance of the Note at the time of transfer. The fee shall be paid on or before the closing date of such one-time transfer. At the time of such transfer, no modification of the interest rate or repayment terms of the Note will be required.

No subsequent transfers of the Property shall be allowed and no Change in the Proportionate Ownership of transferee shall be allowed without Lender's prior written consent.

"Debt Service Coverage" means a number calculated by dividing Net Income Available for Debt Service (as hereinafter defined) for a fiscal period by the debt service during the same fiscal period under all indebtedness (including the Indebtedness) secured by any portion of the Property. For purposes of the preceding sentence, "debt service" means the actual debt service due under all indebtedness secured by any portion of the Property based upon an amortization schedule which is the shorter of the actual amortization schedule or 25 years (whether or not amortization is actually required) and, if an accrual loan, as if interest and principal on such indebtedness were due monthly.

"Net Income Available for Debt Service" means net income (prior to giving effect to any capital gains or losses and any extraordinary items) from the Property, determined in accordance with generally accepted accounting principles, for a fiscal period plus (to the extent deducted in determining net income from the Property) the following:

A) interest on indebtedness secured by any portion of the Property for such fiscal period;

B) depreciation, if any, of fixed assets at or constituting the Property for such fiscal period;

C) amortization of costs incurred in connection with any indebtedness secured by any portion of the Property; and

less the following:

D) an amount (positive or negative) to offset any rent averaging adjustment resulting from adherence to FASB-13;

E) a replacement reserve for future tenant improvements, leasing commissions and structural items based on not less than $400.00 per unit per annum;

F) the amount, if any, by which actual gross income during such fiscal period exceeds that which would have been earned from the rental of 93% of the gross leaseable area in the Property;

G) the amount, if any, by which the actual management fee is less than 3% of gross revenue during such fiscal period;

H) the amount, if any, by which the actual real estate taxes are less than $1.227 per unit per square foot per annum; and

I) the amount, if any, by which total actual operating expenses, excluding management fees, real estate taxes and replacement reserves, are less than $2,685.00 per unit per annum.

All adjustments to net income referenced above shall be calculated in a manner satisfactory to Lender.

6. **Application of Insurance Proceeds**. Borrower agrees to keep the Property insured for the protection of Lender and Lender's wholly owned subsidiaries and agents in such manner, in such amounts and in such companies as Lender may from time to time approve, and to keep the policies therefor, properly endorsed, on deposit with Lender, or at Lender's option, to keep certificates of insurance (Acord 28 or 27 for all property insurance and Acord 25 for all liability insurance) evidencing all insurance coverages required hereunder on deposit with Lender, which certificates shall provide at least thirty (30) days notice of cancellation to Lender and shall list Lender as the certificate holder;

that insurance loss proceeds from all property insurance policies, whether or not required by Lender (less expenses of collection) shall, at Lender's option, be applied on the Indebtedness, whether due or not, or to the restoration of the Property, or be released to Borrower, but such application or release shall not cure or waive any default under any of the Loan Documents. If Lender elects to apply the insurance loss proceeds on the Indebtedness, no prepayment privilege fee shall be due thereon.

Notwithstanding the foregoing provision, Lender agrees that if the insurance loss proceeds are less than the unpaid principal balance of the Note attributable to the applicable Projects and based upon the Allocated Loan Percentages and if the casualty occurs prior to the last eighteen (18) months of the term of the Note, then the insurance loss proceeds (less expenses of collection) shall be applied to restoration of the applicable Project to its condition prior to the casualty, subject to satisfaction of the following conditions:

(a)   There shall be no existing Event of Default at the time of casualty, and if there shall occur any Event of Default after the date of the casualty, Lender shall have no further obligation to release insurance loss proceeds hereunder.

(b)   The casualty insurer has not denied liability for payment of insurance loss proceeds as a result of any act, neglect, use or occupancy of the Property by Borrower.

(c)   Lender shall be satisfied that all insurance loss proceeds so held, together with supplemental funds to be made available by Borrower, shall be sufficient to complete the restoration of a Project. Any remaining insurance loss proceeds may, at the option of Lender, be applied on the Indebtedness, whether or not due, or be released to Borrower.

(d)   If required by Lender, Lender shall be furnished a satisfactory report addressed to Lender from an environmental engineer or other qualified professional satisfactory to Lender to the effect that no adverse environmental impact to a Project resulted from the casualty.

(e)   Lender shall release casualty insurance proceeds as restoration of a Project progresses provided that Lender is furnished satisfactory evidence of the costs of restoration and if, at the time of such release, there shall exist no Monetary Default (as defined in the Lien Instrument) under the Loan Documents and no Non-Monetary Default (as defined in the Lien Instrument) with respect to which Lender shall have given Borrower notice pursuant to the **Notice of Default** provision herein. If the estimated cost of restoration exceeds $250,000.00, (i) the drawings and specifications for the restoration shall be approved by Lender in writing prior to commencement of the restoration, and (ii) Lender shall receive an administration fee equal to 1% of the cost of restoration.

(f)   Prior to each release of funds, Borrower shall obtain for the benefit of Lender an endorsement to Lender's title insurance policy insuring Lender's lien as a first and valid lien on the Project subject only to liens and encumbrances theretofore approved by Lender.

(g)   Borrower shall pay all costs and expenses incurred by Lender, including, but not limited to, outside legal fees, title insurance costs, third-party disbursement fees, third-party engineering reports and inspections deemed necessary by Borrower.

(h)   All reciprocal easement and operating agreements benefiting the Property, if any, shall remain in full force and effect between the parties thereto on and after restoration of a Project.

(i)   Lender shall be satisfied that Projected Debt Service Coverage (as hereinafter defined) of at least 1.0 will be produced from the leasing (at the applicable Project) of not more than 80.5% of the rentable area to former tenants or approved new tenants with leases satisfactory to Lender for terms of at least one year to commence not later than (30) days following completion of such restoration ("Approved Leases").

(j)   All leases in effect at the time of the casualty with tenants who have entered into a non-disturbance and attornment agreement or similar agreement with Lender shall remain in full force and Lender shall be satisfied that restoration can be completed within a timeframe such that each tenant thereunder shall be obligated, or each such tenant shall have elected, to continue the lease term at full rental (subject only to abatement, if any, during any period in which the Property or a portion thereof shall not be used and occupied by such tenant as a result of the casualty).

"Projected Debt Service Coverage" means a number calculated by dividing Projected Operating Income Available for Debt Service (as hereinafter defined) for the first fiscal year following restoration of the Property by the debt service during the same fiscal year under all indebtedness secured by any portion of the Property. For purposes of the preceding sentence, "debt service" means the greater of (x) debt service due under all such indebtedness during the first fiscal year following completion of the restoration of the Property or (y) debt service that would be due and payable during such fiscal year if all such indebtedness were amortized over 25 years (whether or not amortization is actually required) and if interest on such indebtedness were due as it accrues at the face rate shown on the notes therefor (whether or not interest payments based on such face rates are required).

"Projected Operating Income Available for Debt Service" means projected gross annual rent from the Approved Leases at the applicable Project or at the entire Property, as the case may be, for the first full fiscal year following completion of the restoration of the Property less:

(A)   The operating expenses of the applicable Project or at the entire Property, as the case may be, for the last fiscal year preceding the casualty and

(B)   the following:

    (i)   a replacement reserve for future tenant improvements, leasing commissions and structural items based on not less than $400.00 per sq. ft. of gross leaseable area in the Property per annum;

    (ii)   the amount, if any, by which actual gross income during such fiscal period exceeds that which would be earned from the rental of 80.5% of the gross leaseable area in the applicable Project or the Property, as the case may be;

    (iii)   the amount, if any, by which the actual management fee is less than 3% of gross revenue during such fiscal period;

    (iv)   the amount, if any, by which the actual real estate taxes are less than $1,227.00 per unit per annum; and

    (v)   the amount, if any, by which total actual operating expenses, excluding management fees, real estate taxes and replacement reserves, are less than $2,684 per unit per annum.

All projections referenced above shall be calculated in a manner satisfactory to Borrower.

7.   **Condemnation**. Borrower hereby assigns to Lender (i) any award and any other proceeds resulting from damage to, or the taking of, all or any portion of the Property, and (ii) the proceeds from any sale or transfer in lieu thereof (collectively, "Condemnation Proceeds") in connection with condemnation proceedings or the exercise of any power of eminent domain or the threat thereof (hereinafter, a "Taking"); if the Condemnation Proceeds are less than the unpaid principal balance of the Note allocated to the Projects (based on the Allocated Loan Percentage) and such damage or Taking occurs prior to the last eighteen (18) months of the term of the Note, such Condemnation Proceeds (less expenses of collection) shall be applied to restoration of the Property to its condition, or the

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functional equivalent of its condition prior to the Taking, subject to the conditions set forth above in the section entitled "**Application of Insurance Proceeds**" and subject to the further condition that restoration or replacement of the improvements at the Projects to their functional and economic utility prior to the Taking be possible. Any portion of such award and proceeds not applied to restoration shall, at Lender's option, be applied on the Indebtedness, whether due or not, or be released to Borrower, but such application or release shall not cure or waive any default under any of the Loan Documents. If Lender elects to apply the Condemnation Award to the prepayment of the Note, no prepayment shall be due on such prepayment unless the same was collected as part of the Condemnation Award.

8.   **Cross Default**. A Default under any Lien Instrument or any other Loan Documents shall constitute a Default under all Loan Documents. Borrower acknowledges that the Lien Instrument secures the entire Loan. Lender shall, however, make appropriate allocations to specific Projects as necessary to reduce the impact of any intangible tax provided that the Lien Instrument shall contain an acceptable cross-default provision and secure a portion of the Loan which is satisfactory to Lender in its sole discretion.

9.   This Agreement, the interpretation hereof and the rights, obligations, duties and liabilities hereunder shall be governed and controlled by the laws of Kentucky.

IN WITNESS WHEREOF, this instrument has been executed by Borrower and Lender as of the day and year first above written, under seal.

                      NTS REALTY HOLDINGS LIMITED
                      PARTNERSHIP, a Delaware limited
                      partnership

                      By: NTS Realty Capital, Inc., a Delaware
                            corporation, its managing general partner



                      By: _____
                      Name: _____Gregory A. Wells_____
                      Title: ____Executive Vice President____

(Signatures continued on following page)

(Signatures continued from previous page)

THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY, a Wisconsin
corporation

By: Northwestern Investment Management
Company, LLC, a Delaware limited
liability company, its wholly-owned
affiliate and authorized representative



By:_____
    Thomas D. Zale, Managing Director

Attest:_____
    Anthony D. Polston, Assistant Secretary

(corporate seal)

<u>EXHIBIT "A-1"</u>

<u>PROPERTY DESCRIPTION</u>

CASTLE CREEK

Real property in the City of Indianapolis, County of Marion, State of Indiana, described as follows:

A part of the Southeast Quarter of Section 16, Township 17 North, Range 4 East, in Marion County, Indiana, more particularly described as follows:

Commencing at the Southeast Corner of the aforementioned Quarter Section; running thence North 00 degrees 13 minutes 38 seconds East along the East line thereof, a distance of 1646.368 feet to the Point of Beginning of the real estate described herein; continuing thence along the same line a distance of 1000.00 feet to the Northeast Corner thereof; running thence South 89 degrees 59 minutes 06 seconds West along the North line thereof a distance of 473.854 feet to a point on the centerline of Allisonville Road, said point being on a curve concave Southeast having a radius of 14,317.17 feet; running thence Southeasterly along said centerline curve an arc distance of 818.499 feet to the point of tangency of said curve, said arc being subtended by a long chord having a bearing of South 23 degrees 05 minutes 45 seconds West and a length of 818.382 feet; running thence South 21 degrees 27 minutes 29 seconds West tangent to the last described curve a distance of 274.992 feet; running thence North 89 degrees 25 minutes 53 seconds East parallel to the South line thereof, a distance of 891.558 feet to the Point of Beginning.

Except that part conveyed to the Consolidated City of Indianapolis by a Deed recorded May 21, 1986 as Instrument No. 86-42824 in the Office of the Recorder of Marion County, Indiana, described as follows:

A part of the Southeast Quarter of Section 16, Township 17 North, Range 4 (9 by Deed) East, Marion County, Indiana, described as follows:

Commencing at the Southeast Corner of said Section; thence North 0 degrees 11 minutes 58 seconds East (assumed bearing) 2600.42 feet along the East line of said Section to the Point of Beginning of this description; thence South 89 degrees 57 minutes 36 seconds West 25.18 feet; thence South 89 degrees 59 minutes 48 seconds West 375.00 feet; thence South 50 degrees 53 minutes 29 seconds West 31.74 feet; thence South 24 degrees 22 minutes 02 seconds West 99.48 feet; thence South 32 degrees 32 minutes 16 seconds West 100.65 feet; thence South 21 degrees 31 minutes 43 seconds West 398.30 feet; thence South 14 degrees 22 minutes 59 seconds West 75.27 feet; thence South 26 degrees

337158-2

39 minutes 01 seconds West 225.37 feet; thence South 18 degrees 36 minutes 38 seconds West 124.19 feet to the South line of the Owner's land; thence South 89 degrees 31 minutes 03 seconds West 22.86 feet along said South line to the Eastern boundary of Allisonville Road; thence North 21 degrees 28 minutes 23 seconds East 259.03 feet along said Eastern boundary; thence Northeasterly 816.332 feet along an arc to the right and having a radius of 14,278.94 feet and subtended by a long chord having a bearing of North 23 degrees 06 minutes 40 seconds East and a length of 816.21 feet along the Southeastern boundary of Allisonville Road to the South boundary of East 91st Street; thence South 89 degrees 59 minutes 48 seconds East 433.35 feet along said South boundary to the East line of said Section; thence South 0 degrees 11 minutes 58 seconds West 33.48 feet along said East line to the Point of Beginning.

APN: 8049966

PROPERTY DESCRIPTION

LAKE CLEARWATER

Real property in the City of Indianapolis, County of Marion, State of Indiana, described as follows:

Parcel I-(Fee)

A part of the Southwest Quarter of Section 17, Township 17 North, Range 4 East and a part of the Northwest Quarter of Section 20, Township 17 North, Range 4 East located in Washington Township, Marion County, Indiana, being bounded as follows:

Commencing at the Southeast Corner of the Southwest Quarter of Section 20, Township 17 North, Range 4 East; thence North 00 degrees 07 minutes 10 seconds East (assumed bearing) 2,650.77 feet along the East line of said Southwest Quarter to its Northeast Corner and the Southeast Corner of the Northwest Quarter of said Section 20; thence North 00 degrees 17 minutes 57 seconds East 1,026.00 feet along the East line of said Northwest Quarter to the centerline of East 82nd Street; thence North 00 degrees 17 minutes 57 seconds East 101.27 feet along the East line of said Northwest Quarter to the Southeastern Corner of the 12.976 acre tract recorded as Exhibit "A" of Instrument Number 92-123840 in the Office of the Marion County Recorder (the following six (6) courses are along the boundary of said 12.976 acre tract); 1) thence continuing North 00 degrees 17 minutes 57 seconds East along the East line of said Northwest Quarter 283.96 feet to the point Of beginning of the "Agreement Line" se out in Agreement to Establish Property Line and Quitclaim Deed recorded as Instrument No. 85-69537 in the Office of the Marion County Recorder; 2) thence North 88 degrees 54 minutes 58 seconds East along said "Agreement Line" 26.01 feet; 3) thence North 00 degrees 17 minutes 57 seconds East parallel with the East line of said Northwest Quarter 125.40 feet; 4) thence North 23 degrees 51 minutes 51 seconds East 84.04 feet; 5) thence North 41 degrees 08 minutes 09 seconds West 187.79 feet; 6) thence North 66 degrees 08 minutes 09 seconds West 429.23 feet; thence North 23 degrees 03 minutes 16 seconds East along the boundary of said 12.976 acre tract and its Northeasterly extension 317.22 feet to the Western Corner of the 5.222 acre tract recorded as Exhibit "A" of Instrument No. 94-138601 in the Office of the Marion County Recorder, said point also being the Point Of Beginning of this description; thence continuing North 23 degrees 03 minutes 16 seconds East along the Northwestern line of said 5.222 acre tract 625.73 feet to the Northern corner of said 5.222 acre tract, said point lying on a non-tangent curve being concave to the South, said point lying North 23 degrees 11 minutes 30 seconds East 510.50 feet from the radius point of said curve, said point also located on the Southern boundary of the

34.537 acre tract recorded as Exhibit "A" of Instrument No. 94-138596 in the Office of the Marion County Recorder (the following seven (7) courses are along the boundary of said 34.537 acre tract; 1) thence Northwesterly, Westerly and Southwesterly along said curve 613.12 feet to a point, said point lying North 45 degrees 37 minutes 20 seconds West 510.50 feet from the radius point of said curve; 2) thence South 50 degrees 45 minutes 00 seconds West 248.92 feet to a point on a non-tangent curve being concave to the Northwest, said point lying South 43 degrees 40 minutes 00 seconds East 694.50 feet from the radius point of said curve; 3) thence Southwesterly and Westerly along said curve 343.56 feet to a point, said point lying South 15 degrees 19 minutes 25 seconds East 694.50 feet from the radius point of said curve; 4) thence South 70 degrees 00 minutes 00 seconds West 276.86 feet; 5) thence South 25 degrees 00 minutes 00 seconds West 31.82 feet; 6) thence South 70 degrees 00 minutes 00 seconds West 40.00 feet; 7) thence South 17 degrees 00 minutes 00 seconds West 2.04 feet to the Northern Corner of the 0.495 acre tract recorded in Instrument No. 92-123837 in the Office of the Marion County Recorder; thence South 66 degrees 08 minutes 09 seconds East along the Northeastern line of said 0.495 acre tract 335.82 feet to the Eastern Corner of said 0.495 acre tract, said point being on the Northwestern line of the 0.049 acre tract recorded in Instrument No. 92-123837 in the Office of the Marion County Recorder; thence North 23 degrees 51 minutes 51 seconds East along said Northwestern line 18.15 feet to the Northern Corner of said 0.049 acre tract; thence South 66 degrees 08 minutes 09 seconds East along the Northeastern line of said 0.049 acre tract 15.50 feet to a point on a non-tangent curve being concave to the Southeast, said point lying North 66 degrees 08 minutes 09 seconds West 110.58 feet from the radius point of said curve; thence Northeasterly and Easterly along said curve 96.50 feet to its Point of Tangency said Point of Tangency lying North 16 degrees 08 minutes 09 seconds West 110.58 feet from the radius point of said curve; thence North 73 degrees 51 minutes 51 seconds East 72.95 feet to the Point of Curvature of a curve being concave to the South, said Point of Curvature lying North 16 degrees 08 minutes 09 seconds West 236.66 feet from the radius point of said curve; thence Easterly along said curve 97.75 feet to its Point of Tangency, said Point of Tangency lying North 07 degrees 31 minutes 43 seconds East 236.66 feet from the radius point of said curve; thence South 82 degrees 28 minutes 17 seconds East 83.71 feet to the Point of Curvature of a curve being concave to the North, said Point of Curvature lying South 07 degrees 31 minutes 43 seconds West 211.25 feet from the radius point of said curve; thence Easterly along said curve 92.11 feet to its Point of Tangency, said Point of Tangency lying South 17 degrees 27 minutes 17 seconds East 211.25 feet from the radius point of said curve; thence North 72 degrees 32 minutes 43 seconds East 250.92 feet to the Point of Curvature of a curve being concave to the South, said Point of Curvature lying North 17 degrees 27 minutes 17 seconds West 100.60 feet from the radius point of curve; thence Easterly and Southerly along said curve 72.16 feet to its Point of Tangency, said Point of Tangency lying North 23 degrees 38 minutes 34 seconds East 100.60 feet from the radius point of said curve; thence South 66 degrees 21 minutes 26 seconds East 78.20 feet to the Point Of Beginning.

Parcel II-(Easement)

A Non-exclusive "Office Access Easement" for Ingress and Egress and a Non-exclusive "Shopping Center Access Easement" for Ingress and Egress as set out in a Declaration and Grant of Easements recorded October 2, 1990 as Instrument No. 90-102836, as modified by an Amendment recorded September 21, 1992 as Instrument No. 92-123038, further modified by a Second Amendment recorded September 9, 1994 as Instrument No. 94-138597, and as last amended by a Third Amendment recorded January 15, 1998 as Instrument No. 98-7393, all in the Office of the Recorder of Marion County, Indiana.

Parcel III-(Easement)

A Non-exclusive Easement for Ingress, Egress and Utilities as set out in a Declaration and Grant of Easements recorded September 9, 1994 as Instrument No. 94-138600 in the Office of the Recorder of Marion County, Indiana.

Parcel No.: 8060873 (fee simple parcel only)

MORTGAGE, SECURITY AGREEMENT AND FIXTURE
FINANCING STATEMENT

MORTGAGE, SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT (MAXIMUM PRINCIPAL INDEBTEDNESS NOT TO EXCEED $35,477,897.16)

THIS MORTGAGE, SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT (this "Mortgage") is made as of the 11th day of October, 2006, by **NTS REALTY HOLDINGS LIMITED PARTNERSHIP**, a Delaware limited partnership, 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower") in favor of **NATIONAL CITY BANK**, a national banking association having its principal place of business located at One East Fourth Street, Cincinnati, Hamilton County, Ohio 45202 (the "Bank").

RECITALS

A. Borrower is the owner of that certain real property located in Jefferson County, Kentucky and more particularly described on Exhibit A, attached hereto and made a part hereof by this reference (the "Land").

B. Borrower is justly indebted to the Bank pursuant to that certain Promissory Note dated as of even date herewith, executed and delivered by Borrower to the Bank and evidencing an indebtedness in the original principal amount of Thirty-Five Million Four Hundred Seventy-Seven Thousand Eight Hundred Ninety-Seven and 16/100 Dollars ($35,477,897.16), bearing interest and being payable as provided therein, which, together with all modifications and amendments thereto and all notes issued in replacement thereof or substitution therefor is referred to as the "Note", which Note has a maturity date of November 15, 2007.

C. The Bank has requested, as a condition to making the loan evidenced by the Note, that Borrower grant the Bank a first and paramount mortgage and security interest in and to the Land and the other property hereinafter defined.

NOW, THEREFORE, for and in consideration of Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower mortgages and grants a security interest to the Bank in and to the Land, and in and to the following property:

1. All right, title and interest of Borrower, including any after-acquired title or reversion, in and to the ways, easements, streets, alleys, passages, water, water courses, riparian rights, rights, liberties and privileges in any way appertaining to the Land; and

2. All real property leases, contracts, rents, issues, proceeds and profits accruing and to accrue from the Mortgaged Property (defined below); and

3. All buildings, structures and improvements of every kind and description now or hereafter constructed or placed on the Land (collectively, the "Improvements") and all materials intended for construction, reconstruction, alteration and repairs of the same, all of which shall be subjected to and encumbered by the lien and security interest created by this Mortgage immediately upon the delivery thereof to the Mortgaged Property, and all fixtures and articles of personal property in which Borrower now has or

at any time hereafter acquires an interest and which are attached to or contained in and used in connection with the Mortgaged Property, and all renewals or replacements thereof or articles in substitution therefor, without regard to whether the same are or shall be attached to the buildings in any manner; it being mutually agreed that all such property shall, so far as permitted by law, be deemed to be fixtures and a part of the realty, security for the Obligations (as hereinafter defined) and covered by this Mortgage, and as to the balance of such property, this Mortgage is a security agreement for the purpose of creating hereby a security interest therein, securing the Obligations for the benefit of Bank; and

4.   All right, title and interest now owned or hereafter acquired by Borrower in and to any leases for equipment of any kind or nature used in connection with the Mortgaged Property; and

5.   All proceeds of the conversion, voluntary or involuntary, of any of the foregoing property into cash or liquidated claims, including but not limited to the proceeds of insurance and all awards payable by reason of the condemnation (or private sale in lieu thereof) of all or any portion of any such property (whether temporary or permanent), together with any and all unearned premiums accrued, accruing or to accrue under any and all insurance policies now or hereafter obtained by Borrower; and

6.   All permits, licenses, governmental approvals and grants pertaining to the aforementioned property, to the extent that the same may lawfully be assigned.

The Land and all of the other property described above are referred to as "the Mortgaged Property" to the extent the same are realty and as "the Collateral" to the extent the same are personalty. The Mortgaged Property and the Collateral are sometimes collectively referred to as the "Mortgaged Property".

TO HAVE AND TO HOLD the Mortgaged Property, with the appurtenances thereunto belonging, unto the Bank, its successors and assigns, forever.

Borrower represents to the Bank that at and until the ensealing of these presents, Borrower is the owner of marketable, indefeasible, fee simple title in and to the Mortgaged Property and the owner of good title to the Collateral, subject only to those matters affecting title thereto which are set forth on Schedule B of the loan policies of title insurance furnished to the Bank in connection with the transactions contemplated hereby (the "Permitted Exceptions"), and has good right to mortgage and to grant a security interest therein in manner and form as above written, and Borrower will execute, acknowledge and deliver any further assurances as may be necessary or required hereto to evidence or confirm the interest in the Mortgaged Property granted by this Mortgage.

THE CONDITION OF THIS MORTGAGE IS, that whereas Borrower has executed and delivered this Mortgage for the purpose of securing all of the following (collectively, the "Obligations"):

(a)   the payment when due of all principal, interest and other sums payable pursuant to the Note;

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(b) the payment, as and when due, of all sums which may be expended or advanced by the Bank pursuant to any term or provision of this Mortgage or of any other agreement delivered in connection with this transaction, including but not limited to the Assignment of Leases, Rents, Contracts, Income and Proceeds from Borrower to Bank, the Environmental Indemnity Agreement from Borrower to Bank, the Covenant Agreement from Borrower to Bank, the Conditional Assignment of Leases and Rents from Borrower to Bank and UCC-1 Financing Statements, all dated of even date herewith (collectively, the "Loan Documents");

(c) the payment, as and when due, of all unpaid advances of the Bank with respect to the Mortgaged Property for the payment of taxes, assessments, insurance premiums or reasonable out-of-pocket costs incurred in the protection or operation of the Mortgaged Property as provided in the Kentucky Revised Statutes; and

(d) the unpaid balances of any loan advances made this date or subsequent to recordation hereof, to the extent that the total unpaid loan indebtedness secured hereby, exclusive of the interest thereon, does not exceed Thirty-Five Million Four Hundred Seventy-Seven Thousand Eight Hundred Ninety-Seven and 16/100 Dollars ($35,477,897.16);

AND WHEREAS, Borrower further covenants and agrees as follows:

1. <u>Payment of Indebtedness</u>. Borrower shall pay promptly the principal of and interest on the indebtedness evidenced by the Note at the time and in the manner provided therein.

2. <u>Impositions and Insurance Premiums</u>. (a) Borrower shall (i) pay, or cause to be paid, not later than the last day on which the same may be paid without penalty or interest, all real estate taxes, general and special assessments, water and sewer rents, rates, charges, impositions and liens (collectively, "Impositions") which are now or hereafter imposed by law upon the Mortgaged Property, and (ii) pay, or cause to be paid, not less than thirty (30) days prior to the date on which each such policy of insurance would be subject to cancellation or non-renewal for failure to pay premiums therefor, all premiums becoming payable on all insurance required by this Mortgage to be maintained by Borrower with respect to the Mortgaged Property ("Insurance Premiums"). If failure of the Borrower to pay Impositions or Insurance Premiums in accordance with the foregoing which continues for ten (10) days after written notice from the Bank shall be a default hereunder. Borrower shall furnish to the Bank evidence reasonably satisfactory to the Bank of payment of the Impositions prior to the last day on which each Imposition may be paid without penalty or interest, and, in the case of Insurance Premiums, not less than ten (10) days prior to the date on which such policies would be subject to cancellation or non-renewal for non-payment of premiums therefor.

(a) In the event of the passage after the date of this Mortgage of any federal, state, municipal, or other governmental law, order, rule, or regulation deducting from the value of the Mortgaged Property, for the purpose of taxation,

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any lien thereon, taxing the lien, or in any manner changing or modifying the laws now in force governing the taxation of mortgages or debts secured by mortgages or the manner of collecting taxes so as to impose a tax hereon or otherwise adversely to affect the yield to the Bank on the indebtedness evidenced by the Note in a material way, or upon the rendition by a court of competent jurisdiction of any decision or ruling to the effect that any material undertaking of Borrower under this Mortgage is inoperative or unenforceable, then, in any such event, at the option of the Bank upon written notice to Borrower, all indebtedness secured by this Mortgage, together with interest thereon, shall become due and payable forthwith; provided, however, that such option shall be unavailing and the Note and this Mortgage shall remain in effect in any event if Borrower lawfully may pay all such taxes, including interest and penalties thereon, to or for the Bank, and does in fact pay all of the same as and when due and payable.

3.   Escrow Deposits. If an Event of Default occurs under and as defined in the Note, this Mortgage or any of the other documents, instruments or agreements now or hereafter evidencing or further securing the indebtedness evidenced by the Note (the Note, this Mortgage and all such other documents, instruments and agreements are sometimes collectively referred to as the "Loan Documents"), and continues beyond the applicable grace period provided for such default hereunder or thereunder, Borrower shall, at the Bank's request, pay to the Bank monthly, on or before the first day of each month, an amount equal to one twelfth (1/12th) of the annual charges (or such other base amount reasonably determined by the Bank based on such factors as a change in the assessed value of the Mortgaged Property or a change in the applicable real estate tax rates or new special assessments) for the Impositions and the Insurance Premiums. The amounts so paid shall be security for the Impositions and the Insurance Premiums and shall be used in payment thereof, provided that Borrower is not otherwise in default hereunder. However, if pursuant to any provision of this Mortgage or the Note, the whole amount of the unpaid principal debt under the Note becomes due and payable, the Bank may apply any amount so held against the indebtedness secured hereby in such order as the Bank may determine. The Bank may from time to time waive, and after any such waiver may reinstate, the provisions of this section requiring the monthly payments prescribed herein.

4.   Maintenance of Insurance.

(a)   Borrower shall maintain comprehensive general public liability insurance on the Mortgaged Property, naming the Bank as an additional insured, containing a contractual liability clause reasonably acceptable to the Bank and providing coverage consistent with the requirements set forth herein. In addition, Borrower shall: (i) keep all Improvements and all Collateral reasonably insured against loss by reason of fire, casualty and such other hazards as may be specified by the Bank, for the benefit of the Bank; and (ii) during all periods in which construction is being performed on, to or at the Mortgaged Property, maintain builder's risk coverage. All insurance required by the terms of this Mortgage shall be written in amounts, shall provide for coverage limits and terms (including,

4

without limitation, those which pertain to deductibles or to risk-retention) shall provide a waiver of subrogation endorsement and shall be issued by companies, all reasonably acceptable to the Bank. Failure to have in force insurance required hereunder ten (10) days after written notice from the Bank shall be a default. All proceeds payable under property and casualty coverage shall be payable to the Bank pursuant to a standard, non-contributing loss-payable provision reasonably acceptable to the Bank, and are hereby irrevocably assigned to the Bank. A certificate of each policy of insurance required by this Mortgage shall be delivered to the Bank along with proof of premiums paid for the current policy year and each subsequent year for the term of the Mortgage. The Borrower shall give the Bank prompt notice of any loss covered by any such insurance, and the Bank may join Borrower in adjusting any loss over Fifty Thousand Dollars ($50,000). Subject to the terms of Section 6, below, all sums received by the Bank in consequence of any insured casualty shall be applied either to the prepayment of the indebtedness evidenced by the Note (in such sequence as the Bank may determine) or to the reimbursement of the Borrower for the expenses incurred by it in the restoration of the Improvements. Bank shall apply the proceeds to the restoration of the Improvements if the following minimum conditions are met:

(i)   no Event of Default shall have occurred and remain uncured (after the expiration of all notice, cure and grace periods relative thereto) at the time of such casualty and Borrower shall not have defaulted in its payment obligations at any time prior to the casualty loss, which default remains uncured after the expiration of all notice, cure and grace periods;

(ii)   Borrower shall continue to meet all standards for advances under Bank's customary lending practices for borrowers of similar creditworthiness given the amount of the loans and the remaining term thereunder;

(iii)   In the event that Borrower elects to rebuild the Mortgaged Property upon such casualty loss and the foregoing requirements are satisfied, all such insurance proceeds for losses under Two Hundred Thousand Dollars ($200,000.00) in value shall be paid directly to Borrower and all proceeds for losses in excess of Two Hundred Thousand Dollars ($200,000.00) in value shall be deposited with Bank into a loan in process account in Borrower's name for disbursement by Bank in accordance with its then standard construction loan disbursement practices; and

(b)   Borrower shall not procure or maintain separate insurance concurrent in form or contributing in the event of loss with the coverage required to be maintained by the preceding paragraph without the express, prior, written consent of the Bank.

(c)   In the event that Borrower shall fail to comply with the requirements imposed by this Section 4, the Bank may (but shall not be obligated to), in addition to any other rights or remedies available to it in such event, procure any insurance required hereunder and may pay the premiums therefor. Any amounts so paid, and any expenses reasonably incurred by the Bank in connection therewith, shall become immediately due and payable to the Bank by Borrower and shall be secured by this Mortgage, and in the event that such sums are not immediately repaid to Bank, shall bear interest at the Default Rate as set forth in the Note.

5.   <u>Condemnation</u>. If any action shall be commenced or any written notice shall be received for the taking by exercise of the power of eminent domain of title to or the temporary use of all or any part of the Mortgaged Property, or in the event of any private sale in lieu thereof, Borrower will promptly give written notice thereof to the Bank and, upon written notice to Borrower, Bank shall be entitled to engage attorneys on behalf of Bank and Borrower to represent Bank and Borrower in such proceedings. Any and all proceeds payable from any award made in such eminent domain proceedings (or conveyance in lieu thereof) are hereby assigned to the Bank, and shall be paid to the Bank and applied, at the Bank's reasonable option, either to the prepayment of the indebtedness secured hereby (in such order or sequence as the Bank may determine) or to the reimbursement of the Borrower for its expenses in restoring the Mortgaged Property to a condition as similar as possible to that which existed immediately prior to the occurrence of such taking.

6.   <u>Alterations; Fixtures</u>. No building or other improvement on or in the Mortgaged Property shall be structurally or materially altered, removed or demolished, nor shall any fixtures or appliances on, in or about the buildings or improvements be severed, removed, sold or mortgaged, without the consent of the Bank, which shall not be unreasonably withheld, conditioned or delayed. If any of the fixtures, chattels or articles of personal property covered by this Mortgage are destroyed in whole or in part, they shall be replaced promptly by similar fixtures, chattels and articles of personal property at least equal in quality and condition to those replaced, free from any security interest in or encumbrance thereon or reservation of title thereto, except as otherwise provided in the Loan Documents.

7.   <u>Maintenance of the Mortgaged Property</u>. Borrower shall (a) not commit or suffer any waste, impairment or deterioration of the Mortgaged Property or any part thereof; (b) keep and maintain the Mortgaged Property and every part thereof in good condition and repair, in compliance with all applicable requirements imposed by any Federal, state or local governmental authority (including, without limitation, those which may be imposed by or in connection with any building permit issued or to be issued with respect to the Mortgaged Property); and permit the Bank and its agents to enter upon and inspect the Mortgaged Property at any reasonable time.

8. <u>Prohibition of Liens and Transfers.</u>

(a) Borrower will not voluntarily create or permit to be created or filed against the Mortgaged Property any mortgage lien or other lien or security interest inferior or superior to the lien and security interest created by this Mortgage except for taxes not yet due and payable. Borrower will keep and maintain the Mortgaged Property free from the liens and claims of all persons supplying labor or materials to the Mortgaged Property. If any lien, claim or notice for any mechanics' or other statutory lien shall be filed with respect to the Mortgaged Property, Borrower shall promptly so notify the Bank and shall, within thirty (30) days after the date of any such filing, cause the same to be released, discharged or satisfied, by bonding or otherwise. If Bank consents to the creation of any voluntary lien inferior to the lien of this Mortgage, any default in the performance or observance of the terms and conditions contained in the instrument creating such lien shall be a default hereunder.

(b) Except for sales of any of the property set forth in Exhibit A and the payment of the release prices as more fully set forth in the Note, Borrower shall not without Bank's prior written consent, directly or indirectly, by operation of law or otherwise: (i) sell, transfer, convey, ground-lease, assign or pledge all or any portion of the Mortgaged Property, or any interest therein, except for leases made in the ordinary course of business (all of which current leases are approved by Bank) or replacement leases to those currently in place under substantially similar or better economic terms; or (ii) permit or suffer any change in the identity or control of Borrower (whether by sale or transfer of any ownership interest, however characterized, or by other means). A sale, transfer, conveyance or assignment means the conveyance by the Borrower of any legal or equitable right, title or interest in the Mortgaged Property, or any part thereof, whether such conveyance is voluntary or involuntary, by outright sale, deed, installment sale contract, land contract, lease, option contract, or any other method of transferring any interest in real property. Any change in the entities holding the legal or beneficial ownership of the ownership interests of Borrower to an entity not managed and controlled by Borrower shall be considered to be a sale or transfer within the meaning of this Section 9(b) and shall not be made without the Bank's prior written consent; provided, however, that transfers of limited partnership interests in Borrower, and/or transfers of interests in Borrower, or the general partners of Borrower, by J. D. Nichols or Brian F. Lavin to family members or family trusts or limited liability companies for estate planning purposes, or to employees of NTS Development Company, shall not be considered a sale or transfer under this Section 9(b).

(c) Borrower's breach of any of its obligations under this Section 8 shall constitute an immediate Event of Default hereunder, and shall entitle the Bank to exercise any one or more, or all, of the rights and remedies available to it in such event.

9.   Indemnity: Costs of Defense. Borrower shall indemnify and save the Bank harmless from all actual losses, reasonable out-of-pocket costs and expenses incurred by or asserted against the Bank by reason of any action, suit, proceeding, hearing, motion or application before any court or administrative body (excepting an action to foreclose the lien of this Mortgage against the Mortgaged Property or to collect the debt secured hereby) with respect to which (a) a proof of claim is required to be filed; or (b) it becomes necessary to defend or uphold the terms of this Mortgage. All money paid or expended by the Bank in that regard, together with interest thereon from date of such payment at the Default Rate under the Note, shall be so much additional indebtedness secured hereby and shall be immediately and without notice due and payable to the Bank.

10.   Compliance with Requirements. Borrower will at all times promptly and faithfully keep and perform, or cause to be kept and performed, all covenants and conditions contained in any easement agreements, party wall agreements, deeds or other instruments, which in any way affect the Mortgaged Property and which are to be kept and performed by Borrower. Borrower will not do or permit anything to be done under such instruments, the doing of which, or refrain from doing anything, the omission of which, will impair or tend to impair the security of this Mortgage.

11.   Security Agreement. This Mortgage is a security agreement for the purpose of creating a security interest in and to all of the Collateral securing the Obligations. Borrower authorizes the Bank to file, in the jurisdiction where this Mortgage will be given effect, financing statements covering the Collateral without the necessity of obtaining Borrower's signature pursuant to the Uniform Commercial Code in a form reasonably satisfactory to the Bank, and will pay the reasonable out-of-pocket cost of filing the same or filing or recording this instrument, as a financing statement, in all public offices at any time and from time to time wherever the Bank deems filing or recording of any financing statements or of this instrument to be desirable or necessary. Within five (5) business days upon request by mail, Borrower shall execute, acknowledge and deliver to the Bank a security agreement or other similar instrument in form prepared by Bank and reasonably satisfactory to Borrower covering all property, of any kind whatsoever owned by any Borrower, which, in the sole but reasonable opinion of the Bank is essential to the operation of the Mortgaged Property and concerning which there may be any doubt as to its being subject to the lien of this Mortgage under the laws of the Commonwealth of Kentucky. Borrower shall further execute, acknowledge and deliver any financing statement, affidavit, continuation statement or certificate or other document as the Bank may request in order to protect, preserve, maintain, continue and extend the security interest under and the priority of such security agreement or other instrument. Borrower agrees to pay to the Bank, on demand, all reasonable out-of-pocket costs and expenses incurred by the Bank in connection with the preparation, execution, recording and filing of any such documents.

12.   Restriction Against Granting Further Security Interest. Borrower shall not, without the prior written consent of Bank, create or suffer to be created pursuant to the Uniform Commercial Code any other security interest in the Mortgaged Property and/or

Collateral (or any portion thereof) including replacements and additions thereto, except as permitted hereunder or under the other Loan Documents.

13. <u>Remedies</u>. Upon Borrower's breach of any covenant or agreement of Borrower contained in this Mortgage, including the covenant to pay when due all sums secured by this Mortgage and after notice and expiration of any applicable cure period, Bank shall have the remedies of a secured party under the Uniform Commercial Code and, at Bank's option may also invoke all other remedies as provided herein. In exercising any of said remedies, Bank may proceed against the items of real property and any items of personal property specified herein as part of the Mortgaged Property separately or together and in any order whatsoever, without in any way affecting the availability of Bank's remedies under the Uniform Commercial Code or any of the other remedies provided herein.

14. <u>Financial Reporting Requirements</u>. Borrower will furnish the following financial reports and information to the Bank:

(a) As soon as available (and in any event within one hundred twenty (120) days after the end of Borrower's fiscal years), a complete copy of Borrower's annual financial statements for that year, which shall be (1) prepared on a comparative basis with the prior year, in accordance with generally recognized accounting principles (except as disclosed therein) and in form and detail reasonably satisfactory to the Bank; and (2) certified (without qualification as to generally recognized accounting principles) by Borrower's chief financial officer, Bank hereby acknowledging that the form of financial statements previously delivered to Bank is acceptable; and

(b) forthwith upon the Bank's written request, such other information concerning Borrower's financial condition, properties and operations as the Bank may from time to time reasonably request.

In addition, Borrower agrees to maintain proper and complete financial records and books of account, and to permit the Bank and its representatives, at Bank's expense, to examine, photocopy or obtain by electronic media the same at any reasonable time.

15. <u>Events of Default</u>. The occurrence of any one or more of the following events shall be an "Event of Default" hereunder:

(a) The failure by Borrower to make any payment of principal or interest as and when such payment is due and payable under the Note, which failure shall continue beyond the expiration of any period of grace applicable to such payment under the Note;

(b) If any of Borrower's representations or warranties hereunder shall prove to be knowingly untrue or incomplete in any material fashion when made;

(c)   If Borrower shall fail to pay any Impositions or Insurance Premiums in accordance with Section 2, or to maintain any of the insurance required by the provisions of Section 4, or if Borrower shall violate any of the restrictions contained in Section 8 after the expiration of all written notice and cure periods provided in the Loan Documents;

(d)   An encumbrance on or sale of the Mortgaged Property, or any part thereof, in violation of Section 8 herein;

(e)   The filing of any lien or charge against the Mortgaged Property or any part thereof which is not removed or bonded to the satisfaction of Bank within a period of thirty (30) days thereafter;

(f)   The failure to observe or perform any one or more of the other terms, covenants or other obligations on the part of Borrower set forth in the Note, this Mortgage, or the Loan Documents and such default is not fully cured within thirty (30) days after Bank has given written notice thereof to Borrower which identifies such default with specifics; provided, however, that if such default is curable, and if and so long as Borrower is proceeding with due diligence to cure the default, such period will be extended to whatever reasonable period is required to permit the Borrower to cure the default; provided that such additional curing period does not, in Bank's sole opinion, jeopardize its vital interest in the Mortgaged Property;

(g)   the filing, which filing is not dismissed within ninety (90) days of filing, by Borrower of: (i) a voluntary petition in bankruptcy; (ii) the filing by Borrower of any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors; (iii) Borrower seeking or consenting to, or acquiescing in the appointment (without the consent of the Bank) of or the appointment of any trustee, receiver or liquidator of Borrower or of all or any substantial part of the Mortgaged Property or any or all of the rents, revenues, issues, earnings, profits or income thereof; (iv) the making of any general assignment for the benefit of Borrower's creditors; (v) the admission in writing by Borrower of its inability to pay its debts generally as they become due; or (vi) the entry by a court of competent jurisdiction of any order, judgment or decree approving a petition filed against Borrower seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors;

(h)   The abandonment by Borrower of all or a part of the Mortgaged Property; and,

(i)   The dissolution or cessation of existence as a legal entity of Borrower.

16. <u>Remedies of the Bank</u>. Upon the occurrence of and at any time during the pendency of any Event of Default, the Bank may exercise any or all, or any combination of, the rights, powers and remedies conferred upon or reserved to it under this Mortgage, the Note, or any other Loan Document, or now or hereafter existing at law, in equity or by statute, including, without limitation, the following:

(a) The Bank may, at its option and whether electing to declare the whole indebtedness due and payable, perform any term, covenant or condition set forth in this Mortgage or in any other Loan Document which Borrower has failed to perform, without thereby waiving or being deemed to have waived any other remedy; and any amount paid or advanced by the Bank in connection therewith, or any other costs, charges or expenses incurred in the protection or operation of the Mortgaged Property and the maintenance of this lien, with interest thereon at the then applicable rate under the Note, shall be repayable by Borrower upon demand and shall be secured by this Mortgage; or

(b) At the option of the Bank, the whole indebtedness secured hereby shall become immediately due and payable, although the period for payment thereof may not have expired, and thereupon, the Bank may proceed at law or in equity to collect the entire indebtedness secured hereby and to proceed to foreclose this Mortgage as against all or any part of the Mortgaged Property or otherwise pursue any other right or remedy herein or by law provided; or

(c) the Bank may exercise any rights, powers, or remedies it may have as a secured party under the Uniform Commercial Code as adopted in the Commonwealth of Kentucky in respect of the Collateral.

17. <u>Receiver</u>. Upon commencement of any judicial proceedings to enforce any right under this Mortgage, the court in which such proceeding is brought, at any time thereafter, without notice to Borrower (such notice being hereby expressly waived) and without reference to the then value of the Mortgaged Property, to the solvency or insolvency of any person liable for any indebtedness secured hereby or other grounds for extraordinary relief, may appoint a receiver for the benefit of the Bank with power to take immediate possession of the Mortgaged Property, manage, rent and collect the rents therefrom; such rents when collected may be applied toward the payment of the indebtedness secured hereby and the costs, taxes, insurance and other items necessary for the protection and preservation of the Mortgaged Property, including the expenses of such receivership. The Bank's right to a receiver shall be absolute and unconditional once a Event of Default occurs.

18. <u>Right to Possession</u>. The Bank may, after the occurrence and during the pendency of any Event of Default, take possession of the Mortgaged Property, manage it and collect all Rents and apply the same, less costs of operation and collection, toward payment of the indebtedness secured hereby. Any and all of the rights and remedies granted by this paragraph shall accrue and become available to the Bank without regard to whether a receiver has been appointed or a foreclosure action has been commenced, and

the Bank's exercise of any such rights shall not cure or waive any Event of Default hereunder.

19. Additional Remedies. The Bank may, after the occurrence and during the pendency of any Event of Default, institute appropriate judicial proceedings or proceed with any right or remedy, independent of or in aid of the power of entry hereinbefore conferred, as it may deem best for the protection and enforcement of its rights hereunder or to foreclose the lien hereof, or to enforce any right or remedy available to it under the laws of the Commonwealth of Kentucky, or to cause the Mortgaged Property to be sold as a whole or in parcels under the judgment or decree of a court or courts of competent jurisdiction, or may proceed to protect and enforce its rights by any other proper legal or equitable remedy as it shall deem most effectual. The Bank may, in connection with any foreclosure of this Mortgage, bid for and acquire the Mortgaged Property, and, in lieu of paying cash therefor, may make settlement for the purchase price at such foreclosure sale by crediting the aggregate sum of the indebtedness secured hereby and all other Obligations, together with the reasonable out-of-pocket costs and expense of such sale and any other sums for which Borrower may then be responsible hereunder against the price payable upon such foreclosure.

20. Waiver. To the full extent that Borrower may lawfully do so, Borrower waives all errors and imperfections in any proceedings instituted by the Bank to enforce any of its rights or remedies under this Mortgage and all benefit of any present or future moratorium law or any other present or future law, regulation, or judicial decision which: (a) exempts any of the Mortgaged Property or any other property, real or personal, or any part of the proceeds arising from any sale thereof from attachment, levy, or sale under execution; (b) provides for any stay of execution, marshalling of assets, exemption from civil process, redemption, extension of time for payment or valuation or appraisement of any of the Mortgaged Property; or (c) conflicts with any provision of any of this Mortgage.

21. Cumulative Remedies. Every right and remedy provided in this Mortgage shall be cumulative of every other right or remedy of the Bank whether conferred by this Mortgage, by any other Loan Document, or by law or equity. Any and all such rights may be enforced concurrently or sequentially. No acceptance of the performance of any obligation as to which Borrower shall be in default, and no waiver of particular or single performance of any obligation or observance of any covenant, shall be construed as a waiver of the obligation or covenant or as a waiver of any other Event of Default then, theretofore or thereafter existing.

22. Expenses. Borrower shall pay all filing and recording fees and all expenses incident to the execution and acknowledgement of this Mortgage, any mortgage supplemental hereto, any security instrument with respect to the Mortgaged Property, and any instrument of further assurance, and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of the Note, this Mortgage, any mortgage supplemental hereto, any security instrument with respect to the Mortgaged Property or any instrument of further assurance. Borrower shall pay or reimburse the Bank, upon

12

demand, for all reasonable out-of-pocket costs and expenses, including appraisal and reappraisal costs of the Mortgaged Property and attorneys' fees, which the Bank may incur in connection with enforcement proceedings hereunder, attorneys' fees incurred by the Bank in any other suit, action, legal proceeding or dispute of any kind in which the Bank is made a party or appears as party plaintiff or defendant, affecting the indebtedness secured hereby, this Mortgage, or the Mortgaged Property, or required in protecting or sustaining the lien of this Mortgage.

23. <u>Future Advances.</u> In accordance with the provisions of Kentucky Revised Statutes Sections 382.385 and 382.520, the parties hereto intend and agree that this Mortgage shall secure (i) any indebtedness arising under any Line of Credit or Revolving Credit Plan and (ii) unpaid balances of any loan advances, whether obligatory or note, made by Bank after this Mortgage is delivered to the County Clerk for record to the extent that the total unpaid indebtedness, exclusive of interest thereon, does not exceed the maximum amount of unpaid loan indebtedness which may be outstanding at any time, which is Thirty-Five Million Four Hundred Seventy-Seven Thousand Eight Hundred Ninety-Seven and 16/100 Dollars ($35,477,897.16). In addition, this Mortgage shall also secure any accrued interest on the indebtedness and all unpaid balances of advances made for the payment of taxes, assessments, insurance premiums or costs incurred for the protection of the Premises. Borrower further covenants and agrees to repay all such loan advances with interest, and agree that the covenants contained in this Mortgage shall apply to such loan advances as well.

24. <u>Priority of Mortgage Lien.</u> Bank, at Bank's option, is authorized and empowered to do all things provided to be done by a mortgagee under the Kentucky Revised Statutes, and any present or future amendments or supplements thereto, for the protection of Bank's interest in the Mortgaged Property.

25. <u>Notices.</u> All notices required hereunder shall be in writing and shall be properly served if delivered in person or if sent by registered or certified mail with postage prepaid and return receipt requested or by overnight courier service to the following addresses (or to such other addresses as either party may subsequently designate):

If to the Bank:

NATIONAL CITY BANK
One East Fourth Street
Cincinnati, Ohio 45202
Attn: Commercial Real Estate Division
Telecopier: (513) 455-9398

with a copy to:

Keating, Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attn: Mark J. Weber, Esq.
Telecopier: (513) 579-6999

If to Borrower:

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Neil A. Mitchell

with a copy to:

NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Rosann D. Tafel, Esq.

All notices, demands, deliveries or other communications required hereunder shall be deemed received on the date of a signed receipt, if delivered in person, two (2) days after mailing, if mailed in the manner specified above, and on the date of delivery, if sent by courier.

26. <u>Obligations Unconditional.</u>   The obligations of Borrower to make payments of any and all amounts due hereunder shall be absolute and unconditional without defense or set-off by reason of any default whatsoever, and such payments to the Bank shall not be decreased, abated, postponed or delayed for any reason whatsoever, including without limitation, any acts or circumstances that may constitute failure of consideration, destruction of or damage to the Mortgaged Property, the taking of any part of the Mortgaged Property, commercial frustration of purpose, failure of any person to perform or observe any agreement, whether expressed or implied, it being the intention of the parties that the payments required of the Borrower hereunder will be paid in full when due without any delay or diminution whatsoever.

27. <u>Applicable Law.</u> This Mortgage shall be construed, interpreted, enforced, and governed by and in accordance with the laws of the Commonwealth of Kentucky.

28. <u>Waiver of Jury Trial.</u> ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (I) UNDER THIS MORTGAGE, OR (II) ARISING FROM ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH THIS MORTGAGE OR THE NOTE IS HEREBY WAIVED BY BORROWER, AND IT IS EXPRESSLY AGREED BY BORROWER THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A JUDGE AND NOT BEFORE A JURY.

29. <u>Severability</u>. If any provision of this Mortgage shall be held to be invalid, illegal or unenforceable, in whole or in part, or if any provision of this Mortgage shall operate to invalidate this Mortgage, then such provision or provisions only shall be deemed to be null and void and of no force or effect and shall not affect any other provision of this Mortgage; the remaining provisions of this Mortgage shall remain operative and in full force and effect and shall in no way be affected, prejudiced or disturbed thereby.

30. <u>Captions</u>. The captions contained in this Mortgage are for convenience only and shall not be deemed to define, limit or otherwise modify the scope or intent of this Mortgage.

31. <u>Variation in Pronouns</u>. All the terms and words used in this Mortgage, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context or sense of this Mortgage or any paragraph or clause herein may require, the same as if such word had been fully and properly written in the correct number and gender.

32. <u>Binding Effect</u>. The provisions of this Mortgage shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns, and the covenants of Borrower herein shall run with the Land.

33. <u>Trading with the Enemy Act</u>. Neither the issuance of the Note nor the use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the Untied States Treasury Department (31 CRF, Subtitle B, Chapter V, as amended) or the Anti-Terrorism Order or any enabling legislation or executive order relating to any of the same. Without limiting the generality of the foregoing, neither Borrower nor any of its affiliates (a) is or will become a blocked person described in Section 1 of the Anti-Terrorism Order; or (b) engages or will engage in any dealings or transactions or be otherwise associated with any such blocked person. For purposes hereof, "Anti-Terrorism Order" means Executive Order No. 13,224,66 Fed. Reg. 49,079 (2001), issued by the President of the Untied States (Executive Order Blocking Property and Prohibiting Transactions).

PROVIDED, ALWAYS, NEVERTHELESS, if Borrower shall pay all of the indebtedness secured hereby and shall fully keep and perform all of the terms, covenants and conditions by Borrower to be kept and performed herein and in the Note and other Loan Documents contained therein, then this Mortgage shall be void and shall be released by the Bank, at the cost and expense of Borrower; otherwise this Mortgage is to be and shall remain in full force and effect.

IN WITNESS, this Mortgage has been executed as of the day and year set forth above.

BORROWER:

NTS REALTY HOLDINGS LIMITED
PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc.,
Its Managing General Partner

By: _~Neil G Mitchell~_

Name: Neil A Mitchell

Title: SVP

STATE OF KENTUCKY   )
                 : SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 11th day of October, 2006 by Neil A Mitchell, Senior Vice Pres of NTS Realty Capital, Inc., the Managing General Partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, on behalf of the limited partnership.

~Susan M Noward~
Notary Public

My commission expires:
April 27, 2010

This instrument was prepared by:

~Mark J Weber~
Mark J. Weber
Keating, Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attn: Mark J. Weber, Esq.

1742430.4

16

EXHIBIT A

BLANKENBAKER BUSINESS CENTER I:

PARCEL 1:

A certain tract of land in the community of Louisville, Jefferson County, Kentucky, more particularly described as follows:

Unless stated otherwise, any monument referred to herein as a "set pin and cap" is a set 5/8" diameter steel rebar, eighteen inches (18") in length, with a yellow plastic cap stamped "B.MATHERLY PLS 3596".

BEGINNING at a point on the North right-of-way line of Bluegrass Parkway and at the southeast corner of a tract of land conveyed to Maximus Holdings, LLC. recorded in Deed Book 8349, Page 537 in the Office of the Clerk of Jefferson County, Kentucky; thence with the line of Maximus Holdings, LLC. North 14 deg. 52 min. 15 sec. West, 326.75 feet to a set pin and cap at the southwest corner of a tract of land conveyed to NTS Realty Holdings Limited Partnership recorded in Deed Book 8547, Page 436 in the aforementioned clerk's office; thence with the line of NTS Realty Holdings Limited Partnership the following courses: South 53 deg. 36 min. 36 sec. East, 108.67 feet to a set p.k. nail; North 74 deg. 49 min. 35 sec. East, 49.50 feet to a set "+" cut; South 15 deg. 06 min. 11 sec. West, 63.00 feet to a point; South 88 deg. 11 min. 25 sec. East, 97.90 feet to a point; North 14 deg. 36 min. 02 sec. East, 89.98 feet to a set pin and cap; North 75 deg. 13 min. 04 sec. East, 191.81 feet to a set pin and cap; North 07 deg. 18 min. 03 sec. East, 192.67 feet to a set pin and cap; North 73 deg. 52 min. 52 sec. East, 50.65 feet found pin and cap, stamped "D.L. KRAUS 2613" on the south line of a tract of land conveyed to NTS Development Company/NTS Bluegrass Development Partnership recorded in Deed Book 5622, Page 150 and Deed Book 5561, Page 706 in the aforementioned clerk's office; thence with the line of NTS South 82 deg. 30 min. 51 sec. East, 194.41 feet to a set pin and cap on the west right-of-way line of Kentucky Mills Drive; thence with the right-of-way line of Kentucky Mills Drive the following courses: with a curve to the left, having a radius of 1462.39 feet, and a chord of South 07 deg. 42 min. 40 sec. West, 398.21 feet to a set pin and cap; South 00 deg. 06 min. 51 sec. East, 75.00 feet to a set pin and cap; with a curve to the right, having a radius of 170.00 feet, and a chord of South 19 deg. 48 min. 52 sec. West, 115.89 feet to a set pin and cap; South 39 deg. 44 min. 37 sec. West, 4.03 feet to a set pin and cap; with a curve to the right, having a radius of 40.00 feet, and a chord of South 81 deg. 26 min. 54 sec. West, 53.22 feet to a point on the north right-of-way line of Bluegrass Parkway; thence with the right-of-way line of Bluegrass Parkway, with a curve to the left, having a radius of 570.00 feet, and the following chords: North 68 deg. 52 min. 51 sec. West, 237.69 feet to a point; South 87 deg. 03 min. 02 sec. West, 237.69 feet to the POINT OF BEGINNING and containing 5.228 acres, more or less, according to a survey by Brian E. Matherly, PLS#3596, with Sabak, Wilson and Lingo, Inc., on February 15, 2005; and being designated as TRACT 1, as more particularly shown on the Minor Subdivision Plat, approved by the Louisville and Jefferson County Planning Commission, on June 28, 1994, Docket # 171-94, attached to the Deed of record in Deed Book 6489, Page 972, in the Office aforesaid.

TOGETHER WITH the right to use in common with others the access easements set out in Declaration of Cross-Easement of record in Deed Book 5924, Page 754, as amended in Deed Book 6365, Page 106, both in the Office aforesaid, and the access easements as shown on the Plat attached to the Deed of record in Deed Book 5924, Page 744, in the Office aforesaid, and on the Plat attached to the Deed of record in Deed Book 5635, Page 889, in the Office aforesaid, and the access easements as shown on the Plat attached to the Instrument of record in Mortgage Book 3030, Page 652, in the Office aforesaid.

PARCEL 2:

BEING Tract 3 as shown on the Minor Subdivision Plat, approved by the Louisville and Jefferson County Planning Commission, attached to the Deed of record in Deed Book 6024, Page 302, in the Office aforesaid; and being further shown as Tract 4 on the Minor Subdivision Plat, approved by the Louisville and Jefferson County Planning Commission, on June 28, 1994, Docket # 171-94, attached to the Deed of record in Deed Book 6489, Page 972, in the Office aforesaid.

TOGETHER WITH the right to use in common with others the access easements set out in Declaration of Cross-Easement of record in Deed Book 5924, Page 754, as amended in Deed Book 6365, Page 106, both in the Office aforesaid, and the access easements shown on the plats attached to the instruments of record in Deed Book 5924, Page 744 and Deed Book 5635, Page 889, all in the Office aforesaid.

Said Parcel 2 is more particularly described as follows:

A certain tract of land in the community of Louisville, Jefferson County, Kentucky, more particularly described as follows:

Unless stated otherwise, any monument referred to herein as a "set pin and cap" is a set 5/8" diameter steel rebar, eighteen inches (18") in length, with a yellow plastic cap stamped "B.MATHERLY PLS 3596".

BEGINNING at a point on the North right-of-way line of Bluegrass Parkway and at the southeast corner of a tract of land conveyed to Maximus Holdings, LLC. recorded in Deed Book 8349, Page 537 in the Office of the Clerk of Jefferson County, Kentucky; thence with the line of Maximus Holdings, LLC. North 14 deg. 52 min. 15 sec. West, 432.06 feet to a found nail being the TRUE POINT OF BEGINNING; Thence North 14 deg. 52 min. 15 sec. West, 399.58 feet to a set pin and cap at the north east corner of a tract of land conveyed to NTS Realty Holdings Limited Partnership recorded in Deed Book 8547, Page 436; thence with the line of NTS Realty Holdings Limited Partnership North 74 deg. 55 min. 50 sec. East, 253.82 feet to a found nail; thence South 15 deg. 02 min. 06 sec. East, 208.21 feet to a found nail; thence North 74 deg. 57 min. 54 sec. East, 42.00 feet to a found nail; thence South 15 deg. 02 min. 06 sec. East, 185.86 feet to a found nail; thence South 73 deg. 52 min. 20 sec. West, 297.02 feet to the TRUE POINT OF BEGINNING and containing 2.499 acres, more or less, according to a survey by Brian E. Matherly, PLS#3596, with Sabak, Wilson and Lingo, Inc., on February 14, 2005.

PARCEL 1 AND PARCEL 2 having been acquired by NTS Realty Holdings Limited Partnership, a Delaware limited partnership, by Deed dated December 28, 2004, of record in Deed Book 8547, Page 493, in the Office aforesaid.

PARCEL 3:

A certain tract of land in the community of Louisville, Jefferson County, Kentucky, more particularly described as follows:

Unless stated otherwise, any monument referred to herein as a "set pin and cap" is a set 5/8" diameter steel rebar, eighteen inches (18") in length, with a yellow plastic cap stamped "B.MATHERLY PLS 3596".

BEGINNING at a point on the North right-of-way line of Bluegrass Parkway and at the southeast corner of a tract of land conveyed to Maximus Holdings, LLC. recorded in Deed Book 8349, Page 537 in the Office of the Clerk of Jefferson County, Kentucky; thence with the line of Maximus Holdings, LLC. North 14 deg. 52 min. 15 sec. West, 326.75 feet to the TRUE POINT OF BEGINNING; Thence North 14 deg. 52 min. 15 sec. West, 105.31 feet to a found nail; thence North 73 deg. 52 min. 20 sec. East, 297.02 feet to a found nail; thence North 15 deg. 02 min. 06 sec. West, 185.56 feet to a found nail; thence South 74 deg. 57 min. 54 sec. West, 42.00 feet to a found nail; thence North 15 deg. 02 min. 06 sec. West, 208.21 feet to a found nail; thence South 74 deg. 55 min. 50 sec. West, 196.17 feet to a set pin and cap; thence North 14 deg. 50 min. 16 sec. West, 160.99 feet to a point in the south right-of-way line of Interstate #64; thence with the south line of Interstate #64 North 87 deg. 41 min. 57 sec. East, 191.00 feet to a point; thence North 89 deg. 35 min. 05 sec. East, 212.25 feet to a found pin and cap, stamped "D.L. KRAUS 2613"; thence South 14 deg. 53 min. 50 sec. East, 456.34 feet to a found pin and cap, stamped "D.L. KRAUS 2613"; thence North 73 deg. 52 min. 20 sec. East, 27.61 feet to a found pin and cap, stamped "D.L. KRAUS 2613"; thence South 82 deg. 30 min. 51 sec. East, 66.74 feet to a found pin and cap, stamped "D.L. KRAUS 2613"; thence South 73 deg. 52 min. 52 sec. West, 50.65 feet to a set pin and cap; thence South 07 deg. 18 min. 03 sec. West, 192.67 feet to a set pin and cap; thence South 75 deg. 13 min. 04 sec. West, 191.81 feet to a set pin and cap; thence South 14 deg. 36 min. 02 sec. West, 89.98 feet to a point; thence North 88 deg. 11 min. 25 sec. West, 97.90 feet to a point; thence North 15 deg. 06 min. 11 sec. East, 63.00 feet to a set "+" cut; thence South 74 deg. 49 min. 35 sec. West, 49.50 feet to a set p.k. nail; thence North 53 deg. 36 min. 36 sec. West, 108.67 feet to the TRUE POINT OF BEGINNING and containing 4.803 acres, more or less, according to a survey by Brian E. Matherly, PLS#3596, with Sabak, Wilson and Lingo, Inc., on February 14, 2005; and being designated as Tract 2 on the Minor Subdivision Plat, approved by the Louisville and Jefferson County Planning Commission, on June 28, 1994, Docket # 171-94, attached to the Deed of record in Deed Book 6489, Page 972, in the Office aforesaid.

TOGETHER WITH the right to use in common with others the access easements set out in Declaration of Cross-Easement of record in Deed Book 5924, Page 754, as amended in Deed Book 6365, Page 106, both in the Office aforesaid, and the access easements as shown on the Plat attached to the Deed of record in Deed Book 6024, Page 302, in the Office aforesaid, and the access easements as shown on the Plat attached to the Instrument of record in Mortgage Book 3030, Page 652, in the Office aforesaid, and on the plats attached to the instruments of record in Deed Book 5924, Page 744 and Deed Book 5635, Page 889, both in the Office aforesaid.

BEING Parcel 3 acquired by NTS Realty Holdings Limited Partnership, a Delaware limited partnership, by Deed dated December 28, 2004, of record in Deed Book 8547, Page 436, in the Office of the Clerk of Jefferson County, Kentucky.

BLANKENBAKER BUSINESS CENTER II:

A certain tract of land in the community of Louisville, Jefferson County, Kentucky, more particularly described as follows:

Unless stated otherwise, any monument referred to herein as a "set pin and cap" is a set 5/8" diameter steel rebar, eighteen inches (18") in length, with a yellow plastic cap stamped "B.MATHERLY PLS 3596".

BEGINNING at a found pin and cap, stamped "MATHERLY LS#2179" at the northwest corner of a tract of land conveyed to Commerce Properties, LLC. in Deed Book 6943, Page 452 and on the east line of a tract of land conveyed to John L. Becker, Sr. c/o Green Bull, Inc.; thence with the line of Green Bull, Inc. North 15 deg. 04 min. 54 sec. West, 498.00 feet to a point at the southwest corner of a tract of land conveyed to NTS Bluegrass Development Partnership in Deed Book 5692, Page 967 and on the east line of Green Bull, Inc.; thence leaving the line of Green Bull, Inc. and with the line of NTS Bluegrass Development Partnership North 74 deg. 49 min. 35 sec. East, 466.72 feet to a set pin and cap on the south line of a tract of land conveyed to RYKARA, LLC. and a westerly corner of a tract of land conveyed to NTS Realty Holdings Limited Partnership in Deed Book 8547, Page 493; thence with the line of NTS Realty Holdings Limited Partnership South 14 deg. 52 min. 15 sec. East, 419.58 feet to a point on the west line of a tract of land conveyed to NTS Realty Holdings Limited Partnership in Deed Book 8547, Page 436 and on the northeast corner of a tract of land conveyed to Maximus Holdings, LLC.; thence with the line of Maximus Holdings, LLC. South 73 deg. 52 min. 20 sec. West, 200.21 feet to a set pin and cap at the northwest corner of Maximus Holdings, LLC. and the northeast corner of the right-of-way line of Commerce Court; thence with the right-of-way line of Commerce Court the following courses: South 73 deg. 52 min. 26 sec. West, 50.92 feet to a set pin and cap; with a curve to the left, having a radius 50.00 feet, chord being South 68 deg. 37 min. 39 sec. West, 9.14 feet to a set pin and cap; South 73 deg. 52 min. 20 sec. West, 47.01 feet to a found pin and cap, stamped "MATHERLY LS#2179"; South 15 deg. 04 min. 54 sec. East, 72.49 feet to a set pin and cap on the north line of Commerce Properties, LLC. and on the west right-of-way line of Commerce Court; thence leaving Commerce Court and with the line of Commerce Properties, LLC, South 74 deg. 49 min. 53 sec. West, 158.00 feet to the POINT OF BEGINNING and containing 4.792 acres, more or less, according to a survey by Brian E. Matherly, PLS#3596, with Sabak, Wilson and Lingo, Inc., on February 10, 2005; and being a consolidation of (i) Revised Lot 1C and Tract 1B1 as shown on "Deed of Dedication" (Louisville and Jefferson County Planning Commission Docket No. 225-88), of record in Deed Book 5861, Page 422, in the Office aforesaid, (ii) Lot 1D, NTS Commonwealth-Bluegrass Industrial Park, Revision of

Section 1, Lots 1 and 2, Plat of which is of record in Plat and Subdivision Book 35, Page 6, in the Office aforesaid, and (iii) the property acquired by NTS/BBC I in Deed Book 6369, Page 907, in the Office aforesaid.

BEING Parcel II acquired by NTS REALTY HOLDINGS LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP, by Deed dated December 28, 2004, of record in Deed Book 8547, Page 436, in the Office of the Clerk of Jefferson County, Kentucky.

SPRINGS MEDICAL OFFICE BUILDING I:

BEING Lot 4, as shown on the Minor Subdivision Plat approved by the Louisville and Jefferson County Planning Commission on March 9, 1995, Docket No. 44-95, attached to and made a part of a Deed dated April 13, 1995, of record in Deed Book 6578, Page 910, in the Office of the Clerk of Jefferson County, Kentucky.

TOGETHER with non-exclusive appurtenant easements as shown on Access Easements on a Minor Subdivision Plat attached to and made part of a Deed dated April 13, 1995, of record in Deed Book 6578, Page 910, and Plat and Subdivision Book 38, Page 10, in the Office aforesaid.

AND

TOGETHER with non-exclusive appurtenant easements for access and parking as set out in an Agreement of Covenants, Conditions and Restrictions and Reciprocal Easement Agreement, dated April 13, 1995, of record in Deed Book 6578, Page 922, in the Office aforesaid.

Also described as shown on Survey prepared by Steven L. Burch, PLS #3022, dated February 9, 2005, and described as follows:

A certain tract of land in the community of Louisville, Jefferson County, Kentucky, and more particularly described as follows:

Unless stated otherwise, any monument referred to as a "pin and cap" is a set 5/8" diameter rebar, eighteen (18") inches in length, with a yellow cap stamped "SL BURCH LS 3022". All bearings stated herein are referred to the record plat of the Springs recorded in Plat Book 37, Page 1, in the Office of the Clerk of Jefferson County, Kentucky, and described therein.

Being Lot 4, as shown on the Minor Subdivision Plat approved by the Louisville and Jefferson County Planning Commission on March 9, 1995, and recorded in Deed Book 6578, Page 910, in the Office of the Clerk of Jefferson County, Kentucky.

Beginning at an iron pin in the South right-of-way line of Dutchmans Parkway, said iron pin being the most Northeast corner of the tract conveyed to Louisville Board of Realtors, Inc., as recorded in Deed Book 5955, Page 479, in the aforementioned clerk's office; thence with said right-of-way line and the arc of a curve to the right, having a radius of 694.34 feet and a chord of South 83°26'55" East 58.09 feet to an iron pin; thence South 81°03'04" East 72.00 feet to an iron pin; thence with the arc of a curve to the left having a radius of 770.00 feet and a chord of South 88°34'41" East 201.73 feet to a point; thence leaving the South right-of-way line of Dutchmans Parkway the following courses and distances:

South 05°25"39" East 263.78 feet to an iron pin;
South 51°37'48" East 58.61 feet to an iron pin;
South 02°55'19" West 85.10 feet to a "+" cut;
South 68°31'08" West 40.66 feet to a "v" cut;
South 18°33'22" East 86.00 feet to a pk nail;
South 55°38'00" West 178.21 feet to a pk nail;
South 34°22'00" East 194.19 feet to a pk nail

thence with a arc of a curve to the right having a radius of 120.00 feet and a chord of North 72°07'40" West 146.97 feet to a nail; thence North 34°22'00" West 573.29 feet to a nail; thence North 07°56'17" East 41.66 feet to an iron pin; thence North 82°18'54" East 135.00 feet to an iron pin; thence North 07°41'06" West 188.17 feet to the point of beginning, containing 5.153 acres, more or less, and being conveyed to NTS Realty Holdings Limited Partnership, as recorded in Deed Book 8547, Page 471, in the Office aforesaid.

BEING the same property acquired by NTS Realty Holdings Limited Partnership, a Delaware limited partnership, by Deed dated December 28, 2004, of record in Deed Book 8547, Page 471, in the Office of the Clerk of Jefferson County, Kentucky.

SPRINGS OFFICE BUILDING:

UNLESS otherwise stated, any monument referred to herein as a "pin and cap" is a set 5/8-inch iron pin, 18-inches in length, with a yellow plastic stamped "D.L. Kraus L.S. 2613".

BEGINNING at a found 1/2-inch rebar on the intersection of the South right-of-way line of Interstate 64 and the West right-of-way line of Breckenridge Lane; thence with the West right-of-way line of Breckenridge Lane, South 33 degrees 45 minutes 51 seconds East 90.00 feet to a pin and cap in the Northernmost corner of a tract conveyed to CNB Bank as recorded in Deed Book 5987, Page 217, in the Office of the Clerk of Jefferson County, Kentucky; thence with the Northwest line of CNB Bank the following courses: South 56 degrees 14 minutes 09 seconds West 156.00 feet to a found 5/8-inch iron pin; South 4 degrees 14 minutes 9 seconds West 157.00 feet to a found 5/8-inch iron pin; South 36 degrees 57 minutes 23 seconds East 80.55 feet to a found PK nail; thence with the South line of CNB Bank and the arc of a curve to the right having a radius of 175.00 feet and a chord of North 65 degrees 22 minutes 51 seconds East 77.98 feet to a PK nail set; thence with the arc of a curve to the left having a radius of 160.02 feet and a chord of North 71 degrees 16 minutes 53 seconds East 38.85 feet to a PK nail set; thence with the arc of a curve to the left having a radius of 799.00 feet and a chord of North 60 degrees 16 minutes 40 seconds East 112.34 feet to a PK nail set; thence North 56 degrees 14 minutes 47 seconds East 21.61 feet to a PK nail set in said line of Breckenridge Lane; thence with Breckenridge Lane, South 33 degrees 45 minutes 51 seconds East 49.20 feet to a pin and cap and most Northeast corner to O'Charley's Inc., as recorded in Deed Book 6256, Page 173, in the

Office aforesaid; thence with O'Charley's North line, South 62 degrees 44 minutes 01 second West 100.01 feet to a pin and cap; thence South 74 degrees 29 minutes 17 seconds West 140.59 feet to a PK nail set; thence with the arc of a curve to the left having a radius of 150.00 feet and a chord of South 26 degrees 40 minutes 26 seconds West 156.31 feet to a point in the North line of Home Quarters Warehouse, Inc., recorded in Deed Book 6131, Page 537, in the Office aforesaid; thence with the North line of Home Quarters the following courses with Beargrass Creek: North 80 degrees 19 minutes 28 seconds West 36.10 feet to a found PK nail; North 55 degrees 25 minutes 40 seconds West 195.52 feet to a point; South 77 degrees 06 minutes 04 seconds West 134.39 feet to a point; North 65 degrees 52 minutes 53 seconds West 167.63 feet to a point; South 73 degrees 33 minutes 27 seconds West 109.40 feet to a point; South 40 degrees 51 minutes 52 seconds West 212.33 feet to a 1/2-inch rebar set in the East line of The Springs, as recorded in Plat and Subdivision Book 37, Page 1, in the Office aforesaid; thence with the East line of The Springs the following courses: North 45 degrees 06 minutes 16 seconds West 141.00 feet to a found 1/2-inch rebar; North 39 degrees 53 minutes 18 seconds West 167.24 feet to a pin and cap; North 14 degrees 50 minutes 45 seconds West 173.08 feet to a point; North 40 degrees 12 minutes 23 seconds West 154.87 feet to a pin and cap in the South right-of-way line of Interstate 64; thence with the South right-of-way of Interstate 64 the following courses: North 79 degrees 56 minutes 18 seconds East 88.00 feet to a concrete monument; North 03 degrees 05 minutes 46 seconds East 80.00 feet to a found 1/2-inch rebar with cap stamped L.S. 2747; South 89 degrees 30 minutes 41 seconds East 788.52 feet to a found 1/2-inch rebar; South 83 degrees 43 minutes 01 second East 293.65 feet to the point of beginning.

TOGETHER WITH appurtenant easements as set out in Deed Book 5782, Page 983; Deed Book 5954, Page 168; Deed Book 5790, Page 576, and Deed Book 5987, Page 217, all in the Office aforesaid.

ALSO DESCRIBED AS SHOWN ON SURVEY PREPARED BY STEVEN L. BURCH, PLS #3022, DATE FEBRUARY 15, 2005, AND DESCRIBED AS FOLLOWS:

A CERTAIN TRACT OF LAND IN THE COMMUNITY OF LOUISVILLE, JEFFERSON COUNTY, KENTUCKY, AND MORE PARTICULARLY DESCRIBED AS FOLLOWS:

UNLESS STATED OTHERWISE, ANY MONUMENT REFERRED TO AS A "PIN AND CAP" IS A SET 5/8" DIAMETER REBAR, EIGHTEEN (18") INCHES IN LENGTH, WITH A YELLOW CAP STAMPED "DL KRAUS LS 2613". ALL BEARINGS STATED HEREIN ARE REFERRED TO THE RECORD PLAT OF THE SPRINGS RECORDED IN PLAT BOOK 37, PAGE 1, IN THE OFFICE OF THE CLERK OF JEFFERSON COUNTY, KENTUCKY, AND DESCRIBED HEREIN.

BEING EXISTING TRACT B-2, AS SHOWN ON THE MINOR SUBDIVISION PLAT APPROVED BY THE LOUISVILLE AND JEFFERSON COUNTY PLANNING COMMISSION ON OCTOBER 6, 1992, DOCKET NO. 193-99, ATTACHED TO AND MADE A PART OF THE INSTRUMENT OF RECORD IN DEED BOOK 6244, PAGE 534, IN THE OFFICE OF THE CLERK OF JEFFERSON COUNTY, KENTUCKY.

BEGINNING AT A FOUND 1/2" REBAR AT THE INTERSECTION OF THE SOUTH

RIGHT-OF-WAY LINE OF INTERSTATE 64 AND THE WEST RIGHT-OF-WAY LINE OF BRECKENRIDGE LANE; THENCE WITH THE WEST RIGHT-OF-WAY LINE OF BRECKENRIDGE LANE SOUTH 33°45'51" EAST 90.00 FEET TO A PIN AND CAP IN THE NORTHERNMOST CORNER OF A TRACT CONVEYED TO FIRST FEDERAL SAVINGS BANK OF KENTUCKY, AS RECORDED IN DEED BOOK 6507, PAGE 475, IN THE AFOREMENTIONED CLERK'S OFFICE; THENCE WITH THE NORTHWEST LINE OF FIRST FEDERAL SAVINGS BANK OF KY THE FOLLOWING COURSES: SOUTH 56°14'09" WEST 156.00 FEET TO A 5/8" REBAR; SOUTH 04°14'09" WEST 157.00 FEET TO A 5/8" REBAR; SOUTH 36°57'23" EAST 80.55 FEET TO A NAIL HOLE; THENCE WITH THE ARC OF A CURVE TO THE RIGHT HAVING A RADIUS OF 175.00 FEET AND A CHORD OF NORTH 65°22'51" EAST 77.98 FEET TO A P.K. NAIL; THENCE WITH THE ARC OF A CURVE TO THE LEFT HAVING A RADIUS OF 160.02 FEET AND A CHORD OF NORTH 71°16'53" EAST 38.85 FEET TO A P.K. NAIL; THENCE WITH THE ARC OF A CURVE TO THE LEFT HAVING A RADIUS OF 799.00 FEET AND A CHORD OF NORTH 60°16'40" EAST 112.34 FEET TO A P.K.NAIL; THENCE NORTH 56°14'47" EAST 21.61 FEET TO A P.K. NAIL IN THE WEST RIGHT-OF-WAY LINE OF BRECKENRIDGE LANE; THENCE WITH BRECKENRIDGE LANE SOUTH 33°45'51" EAST 49.20 FEET TO A PIN AND CAP IN THE NORTHEAST CORNER OF A TRACT CONVEYED TO O'CHARLEY'S, INC., AS RECORDED IN DEED BOOK 6256, PAGE 173, IN THE AFORESAID CLERK'S OFFICE; THENCE LEAVING BRECKENRIDGE LANE AND ALONG THE NORTHWEST LINE OF O'CHARLEY'S, INC., SOUTH 62°44'01" WEST 100.01 FEET TO A PIN AND CAP; THENCE SOUTH 74°29'17" WEST 140.59 FEET TO A P.K. NAIL; THENCE WITH THE ARC OF A CURVE TO THE LEFT HAVING A RADIUS OF 150.00 FEET AND A CHORD OF SOUTH 26°40'26" WEST 156.31 FEET TO A POINT IN THE CREEK; THENCE LEAVING O'CHARLEY'S AND ALONG THE NORTH LINE OF A TRACT CONVEYED TO WILINGTON TRUST CO. & WILLIAM J. WADE TRUSTEES, AS RECORDED IN DEED BOOK 6491, PAGE 542, IN THE AFORESAID CLERK'S OFFICE; THENCE WITH THE NORTH LINE OF WILINGTON THE FOLLOWING COURSES: NORTH 80°19'28" WEST 36.10 FEET TO A NAIL HOLE; NORTH 55°25'40" WEST 195.52 FEET TO A POINT IN THE CREEK; SOUTH 77°06'04" WEST 134.39 FEET TO A POINT IN THE CREEK; NORTH 65°52'53" WEST 167.63 FEET TO A POINT IN THE CREEK; SOUTH 73°33'27" WEST 109.40 FEET TO A POINT IN THE CREEK; SOUTH 40°51'52" WEST 212.33 FEET TO A 1/2" IRON PIN IN THE NORTHEAST LINE OF THE SPRINGS, AS RECORDED IN PLAT BOOK 37, PAGE 1, IN THE AFORESAID CLERK'S OFFICE; THENCE WITH THE NORTHEAST LINE OF THE SPRINGS THE FOLLOWING COURSES: NORTH 45°06'16" WEST 141.00 FEET TO A 1/2" RE-BAR; NORTH 39°53'18" WEST 167.24 FEET TO A PIN AND CAP; NORTH 14°50'45" WEST 173.08 FEET TO A POINT IN THE CREEK; NORTH 40°12'23" WEST 154.87 FEET TO A PIN AND CAP IN THE SOUTH RIGHT-OF-WAY LINE OF INTERSTATE 64; THENCE WITH THE SOUTH LINE OF INTERSTATE 64 THE FOLLOWING COURSES: NORTH 79°56'18" EAST 88.00 FEET TO A CONCRETE MONUMENT; NORTH 03°05'46" WEST 80.00 FEET TO A 1/2" IRON PIN; SOUTH 89°30'41" EAST 788.52 FEET TO A 1/2" IRON PIN; SOUTH 83°43'01" EAST 293.65 FEET TO THE POINT OF BEGINNING, CONTAINING 11.461 ACRES, MORE OR LESS, AND BEING THE TRACT CONVEYED TO NTS REALTY HOLDINGS LIMITED PARTNERSHIP, AS RECORDED IN DEED BOOK 8547, PAGE 480, IN THE OFFICE OF THE CLERK OF JEFFERSON COUNTY, KENTUCKY.

Being the same property acquired by NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership, by Deed dated December 28, 2004, of record in Deed Book 8547, Page 480, in the Office of the Clerk of Jefferson County, Kentucky.

PROMISSORY NOTE

PROMISSORY NOTE

$35,477,897.16

Cincinnati, Ohio
October 11, 2006

FOR VALUE RECEIVED, the undersigned, **NTS REALTY HOLDINGS LIMITED PARTNERSHIP**, a Delaware limited partnership, 10172 Linn Station Road, Louisville, Kentucky (the "Borrower"), hereby unconditionally promises to pay to the order of **NATIONAL CITY BANK**, a national banking association (the "Bank"), as payee, having an office at One East Fourth Street, Cincinnati, Ohio 45202, Attention: Commercial Real Estate Division, or at such other place as the holder hereof may from time to time designate in writing, the principal sum of Thirty-Five Million Four Hundred Seventy-Seven Thousand Eight Hundred Ninety-Seven and 16/100 Dollars ($35,477,897.16) or so much as is actually drawn by Borrower hereunder in lawful money of the United States of America with interest thereon at the LIBOR Loan Rate in accordance with the terms of this Note.

1. <u>Definitions</u>. The following terms shall have the following meanings as used in this Note:

"Covenant Agreement" means that certain Covenant Agreement granted by Borrower to the Bank regarding certain real properties located in Jefferson County, Kentucky and more particularly described therein, together with any and all amendments, modifications or supplements thereto.

"Default Rate" means an annual interest rate equal to the lesser of: (a) five and 00/100 percent (5.00%) plus the LIBOR Loan Rate existing at the time of calculation of the Default Rate, or (b) the maximum interest rate which Bank may by law charge Borrower.

"Eurodollar Banking Day" means any Banking Day on which banks in the London Interbank Market deal in United States dollar deposits and on which banking institutions are generally open for domestic and international business at Cincinnati, Ohio and in New York, New York.

"Late Charge" means an amount equal to the greater of: (i) Twenty and No/100ths Dollars ($20.00), or (ii) five percent (5%) of the amount of such required but unpaid payment to Bank. Such Late Charge is imposed to help defray the expenses incurred by Bank in handling and processing the delinquent payment and to compensate Bank for the loss of the use of the delinquent payment and the amount shall be secured by the Mortgage and the other Loan Documents.

"LIBOR Loan Rate" means a fluctuating rate which is equal to the sum of: (i) one and 75/100 percent (1.75%) per annum plus (ii) One Month Libor, adjusted daily by Bank to equal One Month LIBOR on each such date. Bank shall not be required to notify Borrower if there is any adjustment in the LIBOR Loan Rate. Borrower may, however, request a quote of the prevailing One Month LIBOR on any Banking Day.

"Loan Documents" means this Note, the Covenant Agreement, the Mortgage and any other agreement, instrument, certificate or document now or hereafter executed to evidence or to secure the indebtedness evidenced by this Note, together with any and all modifications, amendments and supplements thereof.

"Maturity Date" means November 15, 2007 (or such earlier date as the Bank may accelerate the indebtedness evidenced hereby by reason of Borrower's default hereunder or under any other Loan Document).

"Mortgage" means that certain Mortgage, Security Agreement and Fixture Financing Statement granted by Borrower to the Bank and encumbering certain real properties located in Jefferson County, Kentucky and more particularly described therein, together with any and all amendments, modifications or supplements thereto.

"One Month Libor" means the rate per annum (rounded upwards, if necessary, to the next higher 1/16 of 1%) determined by Bank and equal to the average rate per annum at which deposits (denominated in United States dollars) in an amount similar to the principal amount of that loan and with a maturity one month after the date of reference are offered to Bank at 11:00 a.m. London time (or as soon thereafter as practicable) on the date of reference by banking institutions in the London, United Kingdom market, as such interest rate is referenced and reported by the British Bankers Association in the Bridge Financial Telerate system "Page 3750" report, or, if the same is unavailable, any other generally accepted authoritative source of such interest rate as Bank may reference from time to time.

2. **Applicable Interest Rate.** Interest shall be computed at the Libor Loan Rate on a 360-day year basis and on the actual number of days elapsed. All sums payable hereunder shall be payable in lawful money of the United States at the address set forth above or at such other address as the Bank may specify by written notice to Borrower.

3. **Interest Payments.** Beginning on November 15, 2006 and continuing through November 15, 2007, Borrower shall make monthly interest payments at the LIBOR Loan Rate on the outstanding principal balance of the indebtedness evidenced hereby. The first such payment shall be due and payable on November 15, 2006 and subsequently such interest payments shall be due and payable on the 15th day of each successive calendar month thereafter and at maturity hereunder. Borrower shall pay, in a single payment, the entire unpaid principal balance of the indebtedness evidenced hereby, together with all accrued interest thereon and any and all other sums then payable hereunder on November 15, 2007.

4. **Principal Repayment.** Prior to payment in full of this Note on the Maturity Date, Borrower shall make principal repayments at the time of the sale of any of the following properties in the amount set forth below:

Property Address	Release Price
Springs Office Building	Eleven Million and 00/100 Dollar ($11,000,000.00)
Blakenbaker Business Center I	Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00)
Blankenbaker Business Center II	Six Million and 00/100 Dollars ($6,000,000.00)
Springs Medical Office I	Eleven Million and 00/100 Dollars ($11,000,000.00)

5.   **Late Charges; Default Rate.**   If the Borrower fails to pay, in full, any interest payment or other sum required hereunder, including all sums due hereunder at Maturity, and such failure to pay continues for ten (10) days after the due date of such required payment, then, in addition to any interest which may accrue at the Default Rate, Borrower shall pay to Bank, upon demand, a Late Charge. Payment of such Late Charge shall not be construed as an agreement or privilege to extend the date of the payment of any interest payment or other sum required hereunder, nor as a waiver of any other right or remedy accruing to Lender by reason of the occurrence of any Event of Default. The payment of a Late Charge will not cure or constitute a waiver of any Event of Default under this Note. In addition, Borrower agrees that upon the occurrence of an Event of Default, Bank shall be entitled to receive and Borrower shall pay interest on the entire unpaid principal sum then outstanding hereunder at a per annum rate equal to the Default Rate. The Default Rate shall be computed from the occurrence of the Event of Default until the earlier of the date upon which the Event of Default is cured or the date upon which all sums due hereunder are paid in full. Interest calculated at the Default Rate shall be added to the principal, and shall be deemed secured by the Mortgage. This clause, however, shall not be construed as an agreement or privilege to extend the date of the payment of this Note, nor as a waiver of any other right or remedy accruing to Bank by reason of the occurrence of any Event of Default.

6.   **Application of Payments Legal Rate of Interest.**   Payments, other than prepayments, will be applied first to interest payments in the order of their respective due dates. However, if a payment so applied would pay the principal amount of the Note in full but would leave Late Charges outstanding, the payment will instead be applied to Late Charges prior to being applied to the principal amount of this Note. This Note, the Mortgage and the other Loan Documents are subject to the express condition that at no time shall Borrower be obligated or required to pay interest on the principal balance due hereunder at a rate which could subject Bank to either civil or criminal liability as a result of being in excess of the maximum interest rate which Borrower is permitted by applicable law to contract or agree to pay. If by the terms of this Note, the Mortgage and the other Loan Documents, Borrower is at any time required or obligated

to pay interest on the principal balance due hereunder at a rate in excess of such maximum rate, the LIBOR Loan Rate or the Default Rate, as the case may be, shall be deemed to be immediately reduced to such maximum rate and all previous payments in excess of the maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to Bank for the use, forbearance, or detention of the debt evidenced by this Note, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Note until payment in full so that the rate or amount of interest on account of the debt evidenced by this Note does not exceed the maximum lawful rate of interest from time to time in effect and applicable to said debt for so long as the debt is outstanding.

7. **Security for this Note.** The indebtedness evidenced by this Note is secured by the Mortgage and the other Loan Documents. Reference is made to the Mortgage and such other Loan Documents for a description of the rights of the Bank and the security for the indebtedness evidenced by this Note. Neither this reference, the Mortgage or any other Loan Document, nor any action taken in respect thereof, shall affect or impair Borrower's absolute and unconditional obligation for the payment of the indebtedness evidenced by this Note and other Loan Documents, together with interest thereon at the rate or rates provided above.

8. **Events of Default.** Any of the following events shall be an "Event of Default" under this Note:

(a) Borrower's failure to make any payment of interest or principal or other sum required hereunder, within ten (10) days of the date when such payment first becomes due and payable after receipt of all written notices as required under the terms of the Mortgage;

(b) Borrower's failure to make any payment which becomes due and payable under the Mortgage or any other Loan Document within ten (10) days after Borrower's receipt of written notice from Bank that such amount was not paid when the same was due and payable;

(c) any other Event of Default shall occur under or as defined in the Mortgage or any other Loan Document, after the passage of all applicable written notice and cure periods; or

(d) Borrower voluntarily files or has filed against it a complaint or action for relief under any bankruptcy or insolvency laws, or for the appointment of a receiver for substantially all its assets, which, solely as to any such involuntary action, is not dismissed within ninety (90) days of its filing.

9. **Remedies.** If any Event of Default occurs, the Bank may, at its option, accelerate the Maturity Date of the Note. If the Bank chooses to accelerate, the entire unpaid principal amount, together with interest at the Default Rate set forth above, shall be immediately due and payable, without demand or notice, both of which are expressly waived by Borrower. In

addition, at any time after and during the pendency of any Event of Default, the Bank may avail itself of any and all other rights and remedies which may then be available to the Bank hereunder, under any Loan Document, at law or in equity. In addition to all liens upon and rights of setoff against the money, securities, or other property of Borrower given to Bank by law, Bank shall have a lien upon and a right of setoff against all money, securities, and other property of Borrower, now or hereafter in possession of or on deposit with Bank, whether held in a general or special account or deposit, or for safe-keeping or otherwise, and every such lien and right of setoff may be exercised without demand upon, or notice to Borrower. No lien or right of setoff shall be deemed to have been waived by any act or conduct on the part of Bank, or by any neglect to exercise such right of setoff or to enforce such lien, or by any delay in so doing, and every right of setoff and lien shall continue in full force and effect until such right of setoff or lien is specifically waived or released by an instrument in writing executed by Bank. Anything to the contrary contained herein notwithstanding, Bank shall have no right of set-off against any money, securities, or other property (including, but not limited to 401(k) or other pension funds) of any Affiliate of Borrower, including any lockbox or treasury management arrangement with Bank, based on an Event of Default. As used herein, "Affiliate" means any person controlling or controlled by or under common control with the Borrower, including, without limitation, a member, a person, a partner or other entity controlling or under common control with any such member, or a member of the immediate family of any such member.

10. Miscellaneous Provisions.

(a) If any provision of this Note or the application thereof to any person or circumstance shall be held invalid or unenforceable, the remainder of this Note or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall be valid and enforceable to the fullest extent permitted by law.

(b) Borrower represents and warrants to Bank that all funds received in consideration of the making and delivery of this Note shall be used for business or commercial purposes. All notices required or permitted hereunder shall be given as provided in the Mortgage. This Note and, to the extent consistent with this Note, the other writings related hereto, set forth the entire agreement of Borrower and Bank as to the subject matter of this Note. Without limiting the generality of the foregoing, Borrower hereby acknowledges that Bank has not based, conditioned, or offered to base or condition the credit hereby evidenced or any charges, fees, interest rates, or premiums applicable thereto upon Borrower's agreement to obtain any other credit, property, or service other than any loan, discount, deposit, or trust service from Bank. The provisions of this Note shall bind Borrower and Borrower's heirs, executors, successors and assigns and benefit Bank and its successors and assigns, including each subsequent holder, if any, of this Note.

(c)   This Note shall be construed and enforced according to, and governed by, the laws of the State of Ohio without reference to conflicts of laws provisions which, but for this provision, would require the application of the law of any other jurisdiction.

(d)   Presentment, notice of dishonor and protest are waived by Borrower and all debtors, sureties and endorsers. Time is of the essence with respect to all provisions of this Note.

(e)   Absent manifest error, the Bank's books and records shall be conclusive and binding with respect to the matters set forth therein.

(f)   AS A MATERIAL INDUCEMENT FOR THE BANK TO EXTEND CREDIT TO BORROWER, AND AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL OF ITS OWN SELECTION, BORROWER AND BANK EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER IN CONTRACT, TORT OR OTHERWISE, RELATING DIRECTLY OR INDIRECTLY TO THE LOAN EVIDENCED BY THIS NOTE, THE APPLICATION FOR THE LOAN EVIDENCED BY THIS NOTE, THIS NOTE, THE MORTGAGE, OR THE OTHER LOAN DOCUMENTS OR ANY ACTS OR OMISSIONS OF EITHER PARTY AND ITS RESPECTIVE MEMBERS, ITS OFFICERS, EMPLOYEES, DIRECTORS OR AGENTS IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY BORROWER AND BANK, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.

The Borrower authorizes any attorney-at-law, including an attorney engaged by Bank or any holder of this Note, to appear in any state or federal court of record in the United States after this Note or any portion thereof shall become due, whether occurring by lapse of time or by acceleration and after the receipt of written notice of default from Bank and Borrower's failure to cure such default within thirty (30) days thereafter, waives the issuance and service of process and confesses judgment against the Borrower in favor of Bank for the amount then appearing due, together with costs of suit and thereupon to release all errors and waive all rights of appeal and stay of execution, but no such judgment or judgments against the Borrower shall be a bar to a subsequent judgment or judgments against any one or more than one of such persons or entities against whom judgment has not been obtained thereon. This warrant of attorney to confess judgment is a joint and several warrant of attorney. The foregoing warrant of attorney shall survive any judgment; and if any judgment be vacated for any reason, Bank or any holder hereof nevertheless may hereafter use the foregoing warrant of attorney to obtain an additional judgment or judgments against the Borrower.

WARNING -- BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

BORROWER:

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc.,
Its Managing General Partner

By: [signature]
Name: Neil A Mitchell
Title: SVP

1742414.4